UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K


SEC MAIL PROCESSING
RECEIVED
JAN 2013
WASH, D.C.
196
SECTION

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended September 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to

Commission file number 0-51813


13000303

LIQUIDITY SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2209244**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1920 L Street, N.W., 6th Floor, Washington, D.C.	**20036**
(Address of Principal Executive Offices)	(Zip Code)

(202) 467-6868
(Registrant's Telephone Number, Including Area Code)

Securities Registered pursuant to Section 12(b) of the Act:
None

Securities Registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.05 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of March 31, 2012 based upon the closing price of the common stock as reported by The NASDAQ Stock Market on such date, was approximately $1,090,686,912.

The number of shares outstanding of the issuer's common stock, par value $.001 per share, as of November 26, 2012 was 31,453,924.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2013 Annual Stockholders' Meeting, to be filed subsequently, are incorporated by reference into Part III of this Form 10-K.

INDEX

TABLE OF CONTENTS

Liquidity Services Inc.

VALUATION AND PLANNING



eCOMMERCE MARKETPLACES





GOVERNMENT SOLUTIONS

SURPLUS ASSET MANAGEMENT



ANNUAL REPORT | 2012

TRANSFORMING AN INDUSTRY

www.liquidityservicesinc.com

Liquidity Services provides leading corporations, public sector agencies and buying customers the world's most transparent, innovative, and effective online marketplaces and integrated services for surplus assets.



WORLD'S LARGEST MARKETPLACE FOR SURPLUS ASSETS

Liquidity Services is the trusted market leader in surplus asset recovery solutions with over **6,000 clients**, including leading corporations and government agencies, and over **2.2 million registered buyers** worldwide.



GLOBAL EXPERTISE ACROSS KEY INDUSTRIES

Over **$3.3 billion in gross merchandise volume** (GMV) sold via our award-winning online marketplaces catering to: **consumer goods**, **capital assets** and **specialty industrial equipment**.



HIGH CUSTOMER VALUE

Liquidity Services offers the **most comprehensive set of services** to help companies and government agencies identify, catalog, value and dispose of surplus assets – generating an average of **20%+ increase** in net recovery for our clients.


300
200
100
0

STRONG EXECUTION

GMV has grown at a compound **annual growth rate of 33%** since fiscal year 2002 with **40 consecutive quarters of profitability**. By penetrating our target market, **growing our buyer base at 41% CAGR** since 2002, and generating attractive returns on invested capital, we deliver significant value to our stakeholders.

Market Leadership, **Proven Execution**

CONSISTENT GROWTH & PROFITABILITY

By delivering high customer value, Liquidity Services has grown both its GMV and Adjusted EPS by 31% annually since 2006.



$173
$234
$360
$356
$430
$559
$864
GMV (in millions)
$0.32
$0.43
$0.51
$0.30
$0.59
$1.05
$1.86
ADJ. EPS (in dollars)
2006
2007
2008
2009
2010
2011
2012

STRONG OPERATING LEVERAGE

Liquidity Services delivers strong growth and shareholder value by leveraging a transparent and efficient operating model, a client partnership philosophy and our commitment to meeting customer needs.



MARGINS (% of revenue)
10.2%
10.3%
9.9%
10.0%
13.1%
15.6%
23.1%
ADJ. EBITDA (in millions)
$15.0
$20.4
$26.2
$23.6
$37.5
$52.5
$110.0
2006
2007
2008
2009
2010
2011
2012

LARGEST GLOBAL BUYER BASE FOR SURPLUS ASSETS

Liquidity Services' unmatched scale, services and track record continue to drive growth and network effects.



$250
$200
$150
$100
$50
QUARTERLY GMV (in millions)
2000
1500
1000
500
REGISTERED BUYERS (in thousands)
2006
2007
2008
2009
2010
2011
2012

A Letter to **Shareholders**

2012 was a remarkable year of growth and development for Liquidity Services as we expanded our share and leadership position in the $150 billion Reverse Supply Chain market while generating outstanding results for our clients and shareholders. GMV was up 55% to a record $864.2 million, adjusted EBITDA was up 109% to a record $110.1 million, operating cash flow was up 31% to a record $52.1 million, and adjusted diluted EPS was up 77% to a record $1.86.

STRENGTHENING OUR VALUE PROPOSITION

During 2012, we continued to advance our strategy of building a defensible leadership position in the Reverse Supply Chain market. Our progress has enabled us to deliver unmatched scale, global market data, and comprehensive services to over 75 Fortune 500 corporations, 5,000 government agency clients, and 2.2 million buyers utilizing our marketplace. 2012 highlights include:

- We expanded the size and proprietary market data available in our marketplace to provide clients with the most relevant strategies to recover maximum value from their surplus equipment and inventory. By year end, we had cumulatively sold over $3.3 billion in GMV, including over 500,000 unique consumer goods items, over 2 million capital asset items, and generated over 3 million unique equipment valuation records.
- We continued to expand the size and geographic diversity of our buyer base. By year end our base of registered buyers grew 36% to nearly 2.2 million. Our growing buyer base transcends local markets and is uniquely suited to meeting the high volume, diverse product conditions, and regulatory requirements of our sellers.
- We continued to expand our industry coverage and today serve the world's largest organizations in every major industry sector, including: BioPharma, Electronics, Energy, Industrial Manufacturing, Retail & Consumer Packaged Goods, Technology, Transportation, and the Public Sector. These clients continue to trust us with the design and management of large-scale asset recovery programs that protect their brands and distribution channels while supporting important sustainability and financial recovery goals.
- We expanded our service offering to deliver the breadth of services and global coverage that large enterprises require. Today, our comprehensive service offering enables large enterprises to efficiently manage, value, redeploy, and sell surplus equipment and inventory with a uniformly high level of service and transparency throughout the globe in any asset class. Our expanded team of over 1,300 associates provides clients a uniform process and high level of support in over 25 countries throughout North America, Europe, and the Asia Pacific regions to efficiently manage the asset disposition process.
- During the year, we also continued to drive innovation to support our market leadership position as we rolled out our next generation buyer user interface (BUX) technology on our award-winning Government Liquidation marketplace. This implementation enables the seamless cross-listing of relevant client assets on multiple Liquidity Services' channels to further penetrate and serve our buyer base. Our proprietary BUX platform now covers approximately 70% of our user base and will improve the efficiency of our marketplace for buyers and clients.
- Finally, in addition to growing our business organically, our team continued to drive inorganic growth in order to provide clients with the scale and services they require across industries, products, and geographies. In July, we acquired GoIndustry DoveBid, a leading online auction marketplace for surplus capital assets. The transaction expanded Liquidity Services' client roster with leading global manufacturers across the aerospace, consumer packaged goods, electronics, and pharmaceutical verticals. This acquisition also improved Liquidity Services' ability to serve corporate clients globally by adding highly specialized sales, operations, and valuations teams in North America, Europe, and Asia that are uniquely suited to bringing high-value capital assets to market for leading multinational corporations.

During 2012, we were proud to have been recognized for our integrity, client service, relentless improvement, and innovation, which included:

- Named as one of America's 100 Best Small Cap Public Companies by *Forbes Magazine* for the fifth consecutive year;
- Received the U.S. Defense Logistics Agency Vendor Excellence Award in recognition of our continued performance and demonstrated overall excellence in managing the U.S. Department of Defense's surplus and scrap sales activities with superior product quality, customer service, reliability, dependability, consistency, and accuracy;
- Received the Asset Appraiser of the Year Award by *ACQ Finance Magazine*.

THE JOURNEY AHEAD

Building enduring, market-leading businesses requires vision and conviction on future market trends and client needs. Liquidity Services is well positioned to benefit from several macro trends, which include:

- **Product Innovation**
  Technology advances are driving a proliferation of new products with shorter product life cycles in every major industry sector, fueling the need for Liquidity Services' efficient disposition solutions;
- **Growth in eCommerce**
  The continued growth in online retailing, which has significantly higher return rates than off-line retail, is expanding the supply in our marketplace from retailers and their vendor base;
- **Focus on Sustainability**
  Global organizations are committed to promoting zero waste solutions which require credible strategies to track, manage, and sell surplus and scrap items that have previously been discarded as waste, including both finished goods and capital equipment. Liquidity Services has a proven solution and global buyer base to help these organizations meet their sustainability objectives.

Despite our growth, Liquidity Services is still in the early days of its journey. We have a passion for relentless improvement and the willingness to invest and manage for the long term. We address three large markets still in the early stages of online adoption: Retail Supply Chain, Industrial Capital Assets, and the Public Sector.

At the beginning of FY12 we established a five-year goal of tripling our business to $1.5 billion of GMV. Based on our strong execution and growing credibility in the marketplace, we are ahead of plan and have therefore established a new goal of reaching $2 billion of GMV by FY16. We are confident in our ability to achieve our long range goals due to our many strengths. Liquidity Services has the largest global buyer base for surplus assets, which continues to grow; we possess proprietary market data and knowledge derived to assist our growing client base in the valuation and sale of assets in over 500 product categories in all condition types; and we possess the most innovative sales channels and services to meet the needs of the marketplace.

After more than a decade of growth and success, we continue to foster an entrepreneurial spirit at Liquidity Services. We have strong conviction that the asset recovery process will move online to capture efficiencies and improve transparency for professional sellers and buyers; an inevitable transition which presents an enormous opportunity for Liquidity Services. This is a knowledge-driven business and our team has a passion to improve every day and deliver innovative solutions to our clients. Just like Day One of our founding, we measure our success by our ability to create value for our clients and buying customers, and we believe we are only beginning to tap into the long term possibilities for the vision of Liquidity Services.

Our entire team looks forward to working together this year to significantly grow our business while maintaining the highest standards of integrity, service, and quality to our clients and buying customers. On behalf of our over 1,300 associates, we thank our clients and shareholders for their trust and support in 2012 and in the years ahead.

SINCERELY,



William P. Angrick, III
Chairman and CEO

Innovative and **Trusted Global Leader**

Leading global enterprises and more than 5,000 government agencies rely on Liquidity Services to deliver innovative surplus asset management, valuation, and disposition solutions that meet their unique needs.

- **3 million** completed transactions
- **2 billion** pounds of scrap metal sold
- **337+ million** consumer items sold
- **42 million** annual marketplace visits
- **2+ million** capital assets sold
- **200+ countries & territories** serviced
- **3 million** equipment valuations

Asset Sales Channels & Methods



ONLINE AUCTIONS
ONLINE INDUSTRY EXCHANGES
ONLINE DIRECT SALES
Liquidation.com
Government Liquidation
Network INTERNATIONAL
GovDeals
TruckCenter.com
GoIndustry DoveBid
INDUSTRIAL EQUIPMENT
RETAIL AND CPG INVENTORY
TECHNOLOGY
TRANSPORTATION
BIOPHARMA
ELECTRONICS MANUFACTURING
ENERGY

Liquidity Services is the safe and trusted provider bringing unmatched competitive advantages to our customers:

- **Recovery Optimization**
- **Global, Multi-Channel Sales Capabilities**
- **Scalable Service Delivery to Meet Client Needs**
- **Relentless Service Innovation**
- **Large, Financially Strong Business Partner**
- **Technology Leadership**

Unless the context requires otherwise, references in this report to "we," "us," the "Company" and "our" refer to Liquidity Services, Inc. and its subsidiaries.

PART I

Item 1. Business.

Overview

We operate several leading online auction marketplaces for surplus and salvage assets. We enable buyers and sellers to transact in an efficient, online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of surplus and salvage assets presented with customer focused information including digital images and other relevant product information along with services to efficiently complete the transaction. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing liquid marketplaces and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, energy equipment, industrial capital assets, fleet and transportation equipment, and specialty equipment. Our online auction marketplaces are *www.liquidation.com*, *www.govliquidation.com*, *www.govdeals.com*, *www.networkintl.com*, *www.truckcenter.com*, *www.secondipity.com*, and *www.go-dove.com*.

We believe our ability to optimize our clients' net recovery and supply chain for surplus and salvage assets generates a continuing flow of goods from our corporate and government sellers. This valuable and reliable flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2012, the number of registered buyers grew from approximately 1,604,000 to approximately 2,186,000, or 36.3%. During the past three fiscal years, we have conducted over 1,498,000 online transactions generating over $1.9 billion in gross merchandise volume or GMV. We believe the continuing flow of goods in our marketplaces attracts a growing buyer base which creates a self-sustaining cycle for our buyers and sellers.

In the fiscal year ended September 30, 2012, we generated GMV of $864.2 million and revenue from continuing operations of $475.3 million through multiple sources, including transaction fees from sellers and buyers, revenue sharing arrangements, value-added service charges and online advertising fees. Our GMV has grown at a compound annual growth rate of approximately 31% since fiscal year 2006. Additionally, we have been profitable and cash flow positive each year from fiscal year 2003 through fiscal year 2012. As of September 30, 2011, we ceased operations and had substantially liquidated our operations in the United Kingdom and have accounted for the operations as discontinued operations for all periods presented.

On October 1, 2011, we completed the acquisition of the assets of Jacobs Trading, LLC (Jacobs).The acquisition price includes an upfront cash payment of $80.0 million, a seller subordinated 5% note of $40.0 million, which was paid in full as of November 2, 2012, stock consideration of $24.5 million and an earn-out payment. Under the terms of the agreement, the earn-out is based on EBITDA earned by Jacobs during the trailing 12 months ending December 31, 2012 and 2013. The Company's estimate of the fair value of the earn-out as of September 30, 2012 is $14.5 million out of a possible total earn out payment of $30.0 million. Jacobs is a leading remarketer for the sale of surplus and returned consumer goods. Jacobs conducts its sales on a purchase model basis using its marketplace, an extensive global buyer base and product domain expertise.

Industry Overview

While a well-established forward supply chain exists for the procurement of assets, most manufacturers, retailers, corporations and government agencies have not made significant investments in their reverse supply chain process or systems. The reverse supply chain addresses the redeployment and remarketing of surplus and salvage assets. These assets generally consist of retail customer returns, overstock products and end-of-life goods or capital assets from both the corporate and government sectors. According to the National Retail Federation, a retail industry association, the total value of merchandise returned in the United States for 2012 is estimated to be $217 billion, up approximately 14% from $190 billion in 2010. In addition, Manfredi and Associates estimates the global market for surplus capital assets to be approximately $100 billion annually.

The supply of surplus and salvage assets in the reverse supply chain results from a number of factors, including:

- *Supply chain inefficiencies.* Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving market preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus assets.
- *Product innovation.* Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus assets.
- *Return policies of large national and online retailers.* The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of returned merchandise, a significant portion of which must be liquidated.
- *Compliance with government regulations.* An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus assets that would otherwise be disposed of as waste.
- *Increasing focus by corporate and government agencies to seek green solutions for surplus assets.* Most organizations appreciate the growing need to be environmentally friendly by improving their management of end of life or surplus goods, including creating the need to repurpose or efficiently redistribute surplus and capital assets to minimize waste and maximize value for themselves and the communities they serve.
- *Changing budgetary trends in corporate and governmental entities.* As corporate and governmental entities increasingly are being pressured to enhance efficiencies, while utilizing less resources, surplus and salvage capital assets become a source of funds once liquidated.

Organizations that manufacture, distribute, sell or use finished goods regularly need to dispose of excess inventory or returned merchandise. We believe the management and remarketing of surplus assets traditionally has been an inefficient process. While many organizations spend considerable resources developing systems and channels supporting the flow of finished goods to their core customers, we believe that many have not historically dedicated significant resources to the reverse supply chain. Factors contributing to these inefficiencies in the reverse supply chain include the lack of:

- a centralized and global marketplace to sell bulk products in the reverse supply chain;
- awareness of effective methods and mechanisms for disposal of surplus assets;
- experience in managing the reverse supply chain to seek optimal net returns and improve gross margins; and
- real time market data on surplus assets as they move through the final steps of the product life cycle.

Traditional methods of surplus and salvage asset disposition include ad-hoc, negotiated direct sales, utilization of individual brokers or sales agents and live on-site auctions. We believe these solutions are generally highly fragmented, geographically dispersed and poorly integrated with supply chain operations. The manual, negotiated and geographically dispersed nature of traditional surplus resale methods results in a lack of pricing transparency for offered goods, multiple brokers/parties ultimately involved in the final disposition and a lower number of potential buyers and bids, which we believe typically leads to lower recovery for sellers.

A significant number of professional buyers seek surplus and salvage assets to sustain their operations and end customers demand. They include online and offline retailers, convenience and discount stores, value-added resellers such as refurbishers and scrap recyclers, import and export firms and small businesses. Traditionally, these buyers have had limited access to a reliable flow of surplus goods and assets, relying instead on their own network of industry contacts and fixed-site auctioneers to locate, evaluate and purchase specific items of interest. Traditional methods are inefficient for buyers due to the lack of:

- global access to an available continuous supply of desired goods and assets;
- efficient and inexpensive sourcing processes;
- a professionally managed central marketplace with transparent, high quality services;
- detailed information and product description for the offered goods; and
- pricing transparency or ability to compare asset prices.

The Internet is a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation (IDC), a provider of global IT research and advice, estimates 2.0 billion people used the Internet on a regular basis during 2010. This number is expected to surpass 2.7 billion by 2015 or 40% of the world's population. (Source: IDC's Digital Marketplace Model and Forecast). We believe professional buyers of surplus and salvage assets will increasingly use the Internet to identify and source goods available for immediate purchase.

Our Solution

Our solution is comprised of our online auction marketplaces and value-added services. Our marketplaces and services are designed to provide sellers a comprehensive solution to quickly bring surplus assets to market and enhance the financial value realized from the sale of their surplus assets while providing buyers with confidence in the reliable flow of goods they purchase. We provide our sellers access to several liquid marketplaces with over 2.2 million professional buyers and a suite of services and logistics capabilities to efficiently manage our clients' reverse supply chain. We seek the optimal methods to maximize our clients' net recovery using channel strategies and dedicated programs to deliver transparent, sustained value.

Through our relationships with sellers, we provide buyers convenient access to a substantial and continuous flow of surplus and salvage assets. We provide buyers with products in over 500 categories in lot sizes ranging from full truck loads to pallets, packages and individual items. Our solution combines leading online marketplaces with a full suite of integrated sales, marketing, merchandising, fulfillment, payment collection, customer support, dispute mediation and logistics services. We provide buyers a convenient method for sourcing surplus and consumer goods. For any given asset, buyers have access to a detailed product description, product manifest, digital images of a product, relevant transaction history regarding the seller, shipping weights, product dimensions and estimated shipping costs to the buyer's location. This enables our solutions to become the primary source for many of our professional buyers and end-users.

The following chart provides a summary of our online marketplace solution:


Pre-Sale
Auction
Post-Sale
Sellers
• Sales plan
• Marketing
• Digital imaging
• Asset lotting
• Auction creation
• Support services
• Promotion
• Invoicing
• Payment collection
Sellers & Buyers
• Seller/Buyer qualification
• Distribution center access
• Seller/Bidder communication
• Dynamic pricing
• Dispute mediation
• Shipping coordination
• Tracking and reporting
• Fund disbursement
Buyers
• Search tools
• Intelligent alerts
• Inspection of goods
• Customer Service
• Product information
• Shipping information
• Proxy bidding
• Outbid notification
• Payment solutions
• Title transfer

We believe our marketplaces benefit over time from greater scale and adoption by our constituents creating a virtual cycle for our buyers and sellers. As of September 30, 2012, we had aggregated over 2,186,000 registered buyers in our marketplaces and access to millions of end-users through a range of existing consumer marketplaces. Aggregating this level of buyer demand and market data enables us to generate a continuous flow of goods from corporate and government sellers, which in turn attracts an increasing number of professional buyers. During the fiscal year ended September 30, 2012 we had over 2,104,000 auction participants in our online auctions from our registered buyers. During fiscal year 2012, we grew our registered buyer base by 36.3% or approximately 582,000. As buyers continue to discover and use our online marketplaces as an effective method to source assets, we believe our solutions become an increasingly attractive sales channel for corporations and government agencies. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

Competitive Factors

We have created liquid marketplaces for virtually any type, quantity or condition of surplus or salvage assets. The strengths of our business model include:

Aggregation of supply and demand for surplus and salvage assets

Our ability to aggregate sellers and buyers through our marketplaces is a fundamental strength of our business model. Sellers benefit from a liquid, transparent market and the active participation of our large base of professional buyers, which enhances returns. Buyers benefit from our relationships with high-volume, corporate and government sellers, which provides them with continuous access to a comprehensive selection of surplus and salvage assets. Our solution eliminates the need for sellers and buyers to rely on the highly fragmented and geographically dispersed group of traditional liquidators. Instead, sellers and buyers conveniently access our online marketplaces for their entire surplus and salvage asset needs.

Integrated and comprehensive solution

Our marketplaces are designed to provide sellers and buyers with a comprehensive solution for the online sale and purchase of surplus and salvage assets. We offer a full suite of value-added services to simplify the sales and supply chain processes for sellers and improve the utility of our marketplaces for buyers. For corporate and government sellers, we provide sales, marketing, logistics and customer support services that are fully integrated with our marketplaces, creating operational and system efficiencies. For many of these sellers, asset disposition is not a core business function to which they desire to dedicate internal resources. With our solution, we manage each step of the transaction and supply chain for our sellers reducing complexity while providing the ability to optimize the client's net financial return in the sale of surplus goods and assets. Sellers simply make goods available at their facilities or deliver them to our distribution centers and we deliver the profits after the sale is completed. Our buyer services include intelligent alerts, search tools, dynamic pricing, shipping and delivery, secure settlement, live customer support and dispute resolution to enable the most effective methods to source assets for their businesses.

Flexible and aligned transaction model

We offer three primary transaction models to our sellers: consignment, profit-sharing and purchase. Under these models, our compensation is derived from either the gross or net proceeds received from the sale of the assets. Our consignment and profit-sharing arrangements are designed to maximize returns by aligning our economic interests.

Faster transaction cycle times for our seller and buyers

We believe our marketplace solutions allow sellers to complete the entire sales process more rapidly than through other liquidation methods by generally reducing the complexities in the reverse supply chain and utilizing our multi-channel strategies to optimize recovery and velocity. As a result, sellers are able to reduce surplus or less valuable inventory quickly, generate additional working capital and reduce the cost of carrying unwanted assets. We provide a one stop solution to enable professional buyers of any size throughout the world to purchase assets in an efficient manner. For these buyers, we provide a broad range of services to give them the information necessary to make an informed bid and ensure they quickly and efficiently receive the goods purchased.

Solutions that promote sustainability and green solutions for improved corporate/government stewardship

Our solutions provide a range of capabilities that enable corporate and government agencies to directly reduce the amount of waste generated by redistributing end of life products or assets, through our solutions, improving the net financial recovery generated while positively impacting the communities they serve. In aggregate, some of the world's largest forward thinking corporations and government agencies have significantly enhanced their stewardship of communities and the environment by partnering with us.

Our Strategy

Our mission is to provide commercial and government clients and buying customers the world's most transparent, innovative and effective online marketplaces and integrated services for surplus assets. The key elements of our mission are to continue to:

Grow our buyer base and increase active buyer participation on our marketplaces

We intend to increase the active buyer participation within our marketplaces, by attracting new buyers and leveraging our base of existing professional buyers. We intend to attract new buyers by using a variety of online and traditional marketing programs while improving the services and experience for

our valued professional buyers. In addition, we plan to use the comprehensive buyer profiles, preferences and transactional data we have compiled over the past several years to enable us to identify and market highly relevant assets available through our marketplaces to the most likely buyers. We believe these initiatives will help us to increase the total number of auction participants and increase loyalty among our buyer base.

Increase value and services for existing sellers

We intend to grow by increasing the number of categories and geographies that we serve to existing sellers. For many of our sellers, we currently handle only a portion of the available supply of their surplus inventory or assets. In recent years, we have developed trusted relationships with large corporations and government agencies that offer significant growth opportunities by increasing our services offered and share of supply of their surplus assets. In addition, we have partnered with our sellers to identify previously unknown (untapped) flows of surplus assets that can effectively generate greater net returns than their current processes and improve their corporate stewardship. For example, on behalf of a large multinational retailer, we instituted a sustainability program, enabling our client to realize value for products that were previously land filled, thus creating value for our client while providing an environmentally friendly solution.

Develop new seller relationships

We intend to build upon our client base of the world's largest retailers and manufacturers, our expertise with the DoD and thousands of municipal clients to attract additional corporate and government sellers to our marketplaces. We believe the vast majority of corporations and government agencies still rely on inefficient, traditional, and less transparent disposition methods for their surplus assets. We believe our demonstrated performance coupled with an expanded sales initiative will allow us to attract additional corporate and government sellers. As part of our ongoing sales initiative, we plan to continue to hire additional professionals and increase our marketing and advertising to sellers in our target markets.

Innovation and technology development

During the past year we embarked on a redesign of our technology to create more personalized and diverse user experiences and tools for our buyers and sellers. Some of these, such as our Web-site enhancements or features and multi-channel optimization have already enhanced our business. We intend to develop and introduce new tools to further automate our solution and leverage the scalability of our technology investments across all of our marketplaces. In addition to enhancing the features, experience, and service for our buyers and sellers, we seek to leverage the increasing insight we gain with each transaction to enhance the recovery value clients realize along with improving the relevancy for our buyers in the reverse supply chain.

Acquire complementary businesses

We intend to increase our share of the supply of surplus and salvage goods sold by expanding our operations geographically and across new complementary markets. To support this growth, we intend to continue our disciplined and targeted acquisition strategy. Our approach focuses on identifying target companies that will offer us new or complementary areas of expertise, technology advancements, client bases and geographic territories, such as the GovDeals acquisition, which we completed on January 1, 2008, the Network International acquisition, which we completed on June 15, 2010, the TruckCenter.com acquisition, which we completed on June 1, 2011, the Jacobs acquisition, which we completed on October 1, 2011, the GoIndustry acquisition, which we completed in July, 2012, and the National Electronics Service Association (NESA) acquisition, which we completed on November 1,

2012. In considering each acquisition scenario, we evaluate the merits of the individual opportunity and determine whether to employ a "buy" or "build" strategy.

Our Marketplaces

Our online auction marketplaces serve as an efficient and convenient method for the sale of surplus and salvage consumer goods and capital assets. We operate and enable several marketplaces, including the following:

- Our *www.liquidation.com* marketplace enables corporations located in the United States to sell surplus and salvage consumer goods and capital assets. This leading business to business marketplace and our related value-added services are designed to meet the needs of clients by selling their surplus assets to domestic and international buyers.
- Our *www.govliquidation.com* marketplace enables selected federal government agencies to sell surplus and scrap assets. In addition to goods sold on behalf of other federal agencies, the surplus and scrap assets we sell as the exclusive contractor of the Defense Logistics Agency (DLA) Disposition Services of the U.S. Department of Defense are sold in this marketplace. To satisfy the requirements of U.S. federal government agency sellers, this marketplace incorporates additional terms and conditions of sale, such as U.S. Trade Security Controls clearance for the sale of export-controlled property.
- Our *www.govdeals.com* marketplace enables local and state government entities including city, county and state agencies as well as school boards and public utilities located in the United States to sell surplus and salvage assets. This marketplace and our related services are designed to meet the unique needs of public sector clients selling to domestic and international buyers.
- Our *www.networkintl.com* marketplace enables corporations to sell idle, surplus, and scrap equipment in the oil and gas, petrochemical and power generation industries. This market place and our related services are designed to meet the unique needs of energy sector clients.
- Our *www.go-dove.com* marketplace enables corporations located in the United States, Europe, and Asia to sell manufacturing surplus and salvage capital assets. This marketplace and our related services are designed to meet the specific needs of manufacturing sector clients by selling their surplus assets to domestic and international buyers.

Our online auction marketplaces are designed to address the particular requirements and needs of buyers and sellers. Although our buyers may access and register on a single marketplace, we use numerous cross-marketing and cross-promotional methods to ensure that buyers are exposed to all of our marketplaces and to all product categories in which they have expressed an interest. For example, we display cross-search results for all our marketplaces in response to key word searches in a single marketplace.

In addition to these leading business to business marketplaces, we recognize the need to reach end users for some of the assets our clients have entrusted to us. Thus, we have developed the capability to sell products on our client's behalf directly to end-users and/or consumers using a range of existing marketplaces. Our *www.secondipity.com* marketplace provides consumers a trusted source of value products through a socially conscious online experience designed to provide "Better Value, Better Life," through donating a portion of the proceeds of every sale to charity. We also have an established global buyer base that seeks to buy in larger quantities than are offered through our standard auction platform. Thus, we have dedicated sales teams to support their needs and supply chain. These range from a single truckload to ongoing flows for export anywhere in the world, where we market, handle, and support the full disposition on behalf of our buyers. We expect to continue to meet the needs of our clients and to access a growing range of products for all our buyers by enabling our multi-channel strategy to ensure we create the greatest value for assets at the end of their initial product life cycle.

Our Value-Added Services for Buyers and Sellers

We have integrated value-added services to simplify the supply chain processes for our buyers and sellers. We believe these services create the greatest operational efficiencies within this element of the supply chain enabling the greatest value for sellers and buyers with the highest level of confidence and transparency in the services we provide. Additionally, we believe these services improve compliance with the various policies, regulations and sale restrictions of our corporate and government sellers while supporting, or greatly enhancing, many corporate or government environmental initiatives.

Seller services. We offer value-added services to sellers in three areas: (1) merchandising and channel optimization, (2) logistics and (3) settlement and customer support.

- *Merchandising and Channel Optimization* efforts encompass all of the services necessary to prepare merchandise for a successful auction and include the following:
  - Channel Optimization—we determine the marketplace and channel sales strategy that creates the greatest value for the individual asset using our real time transaction systems and proprietary data to support ongoing optimization.
  - Marketing and promotion—we use a variety of both online and traditional marketing methods to promote our sellers' merchandise and generate the greatest interest in each asset.
  - Asset lotting and merchandising—we leverage our industry experience to organize the merchandise we receive into size and product combinations that meet buyer preferences within each marketplace and channel.
  - Product information enhancement—we provide digital images of the merchandise to be sold and combine the images with relevant information. In order to increase the realized sales value, we also research, collect and use supplemental product information to enhance product descriptions.
- *Logistics.* We provide logistics services designed to support the receipt, handling, transportation and tracking of merchandise offered through our marketplaces, including the following:
  - Distribution centers—we provide sellers with the flexibility of either having us manage the sales process at their location or delivering merchandise to one of our distribution centers.
  - Inventory management—sellers benefit from our management and inventory tracking system designed so that merchandise is received, processed and delivered in a timely manner.
  - Cataloguing merchandise—we catalogue all merchandise, which enables us to provide useful product information to buyers and sellers. In certain circumstances, we will inspect the merchandise and provide condition descriptions to improve quality and the financial recovery to the client.
  - Testing, data wiping, de-labeling and refurbishment—we test products, wipe electronic data, refurbish and remove labels and product markings from merchandise prior to sale in order to add value to the asset and protect sellers' brand equity and distribution relationships.
  - Return to vendor or product disposition to non-sales channels—we will manage the end to end processes for our clients ensuring that returned merchandise is disposed through a variety of disposition requirements including the end to end management of returning products to vendors, charities, or channels outside of our leading marketplace solutions.
  - Outbound fulfillment—we can arrange for domestic or international shipping for all merchandise, whether it's a small item or container load for export located in one of our distribution centers or at a seller's facility.

- *Settlement and customer support.* Settlement and customer support services are designed for successful and reliable completion of transactions and include:
  - Buyer qualification—we qualify buyers to ensure their compliance with applicable government or seller mandated terms of sale, as well as to confirm their ability to complete a transaction.
  - Collection and settlement—we collect payments on behalf of sellers prior to delivery of any merchandise and disburse the profits to the seller after the satisfaction of all conditions of a sale.
  - Transaction tracking and reporting—we enable sellers and buyers to track and monitor the status of their transactions throughout the sales process. We support the successful completion of each transaction on behalf of the buyer and seller. We provide a range of comprehensive reporting services to sellers upon the completion of a transaction. Our invoicing and reporting tools can be integrated with the seller's information system, providing a more efficient flow of data.
  - Customer support and dispute resolution—we provide full customer support throughout the transaction process and dispute resolution for our customers if needed.

Buyer services. Many of the services we provide to sellers also benefit buyers by providing them with the information necessary to make a more informed bid and to receive the goods they purchased. Our buyer focused services include the following:

- Intelligent alerts and recommendations—we notify buyers of upcoming auctions based on their registered preferences and prior transaction history. Registered preferences can be as broad as a product category or as specific as a part number or key word. We use this information to ensure informed recommendations whenever we identify a product that fits a buyer's preference. We will alert our buyers based on their preferences when auctions are initially launched or nearing conclusion and based on various other parameters to enable our buyers to see the most relevant products.
- Search and navigation tools—buyers can search our marketplaces for products based on a variety of criteria and personalized settings, including product category, keyword, lot size, product condition, product geographic location and auction ending date.
- Dynamic pricing tools, product information, and shipping quotes—we offer multiple dynamic pricing tools including outbid notification, automated bid agent and automatic auction extension. In addition, we provide buyers the information they need to make informed decisions, including product, seller performance, and online shipping quotes to help understand their landed cost.
- Broad and flexible range of shipping/pick-up options—we can provide packaging and shipping services for each transaction, whether it is a small item or container loads for export, including buyer pick-up at our premises, for the vast majority of transactions, or support of buyer arranged transportation. We support the most efficient solution for each transaction and each buyer.
- Secure settlement and customer support—in addition to qualifying sellers, providing several electronic payment options and serving as a trusted market intermediary, we verify transaction completion, which in turn enhances buyer confidence. In addition, we provide full reliable customer support throughout the transaction process.

Sales and Marketing

We utilize a direct sales and marketing force to acquire and manage our seller and buyer accounts. As of September 30, 2012, we had 158 sales and 56 marketing personnel. Our sales activities are

focused primarily on acquiring new sellers and improving the value to existing sellers. Our marketing activities are focused primarily on acquiring new buyers and increasing existing buyer participation.

Sales

Our sales personnel develop seller relationships, establish agreements to provide our services and manage the business accounts on an on-going basis. Our sales team focuses on building long-term relationships with sellers that we believe will generate recurring transactions. They also leverage our years of experience and market data of completed transactions to identify which of our various services would be beneficial to each new or existing seller.

Our sales group is organized to serve three distinct groups of sellers: large corporate accounts, medium to small corporate accounts and government accounts. This approach is based on our experience in understanding and serving the unique needs of each type of seller:

- *Large corporate sellers.* These sellers require a customized approach, using a combination of our industry-focused sales team and our value-added services to create a comprehensive solution.
- *Medium to small corporate sellers.* These sellers are offered a turn-key solution enabling them to self-serve in our marketplaces by accessing tools and resources to optimize their internal processes and net recovery.
- *Government sellers.* These sellers require a customized approach. Sales efforts are both pro-active and re-active, including responding to already structured contract proposal requests and assisting government agencies in developing the appropriate scope of work to serve their needs.

Our sales personnel receive a salary and performance-based commissions.

Marketing

We use a variety of online and traditional marketing to attract and activate professional buyers to maximize the number of bidders participating in our online marketplaces as well as to support our sales team:

- *Buyer acquisition.* We utilize online marketing, including paid search advertising, search engine optimization, affiliate programs and cross promotion on all of our marketplaces to acquire new buyers. We supplement this online marketing with special event print media, classified advertisements and selected direct mail campaigns. Public relations campaigns, participation in trade shows and speaking engagements also complement our overall buyer acquisition efforts.
- *Buyer participation.* We use a variety of tools to increase buyer participation, including: targeted opt-in e-mail newsletters that rely on the buyer's stated categories of interest and past bidding or transaction activity; special e-mail alerts highlighting specific products of interest; personalized recommendation engines; and convenient search tools that enable a buyer or prospective buyer to find desired items on our online marketplaces.
- *Market research.* In order to better target buyers by industry segment, geographic location or other criteria, our marketing department has gathered data and information from each of the buyer segments we serve. In addition, the marketing department conducts regular surveys to better understand buyers' behavior and needs. We have a privacy policy and have implemented security measures to protect this information.
- *Sales support.* Our marketing department creates supporting documentation and research to support our sales team in presenting our company to potential sellers and buyers, including sales brochures, white papers and participation in selected trade shows.

All marketing activities are evaluated based on the level of auction participation in our marketplaces and the cost effectiveness of each action.

Technology and Infrastructure

Our marketplaces are fully web-based and can be accessed from any Internet enabled device by using a standard web browser. Our technology systems enable us to automate and streamline many of the manual processes associated with finding, evaluating, bidding on, paying for and shipping surplus and salvage assets. The technology and content behind our marketplaces and integrated value-added services were developed in-house by full-time employees, providing us with control over the marketplaces and the ability to make rapid enhancements to better fit the specific needs of our business and customers. Our marketplaces are supported by a common database architecture and a shared system application. This infrastructure provides:

- an efficient channel to sell online through a variety of pricing mechanisms (standard auction, sealed bid, Dutch auction and fixed price);
- a scalable back office that enables buyers and sellers to efficiently manage transactions among remote business users by utilizing account management tools, including payment collection, invoicing management, shipping and transaction settlement; and
- an input/output agnostic platform, including Application Programming Interface (APIs) or other conduits that enable us to integrate seamlessly with partner enterprise applications of sellers and third party service providers.

We have designed our websites and supporting infrastructure to be highly robust and to support new services and increased traffic. Our servers are fully-managed and hosted in a physically secure and network-secure environment at data centers in Ashburn, Virginia, which is managed by Equinix, Inc., in Houston, Texas, which is managed by CyrusOne, in Los Angeles, California, which is managed by Tierzero, in London, GBR, which is managed by COLT, and in Dallas, Texas, which is managed by Equinix, Inc. Every critical piece of our application is fully redundant, and we maintain off-site back-up systems as well as a disaster recovery facility. Our network connectivity offers high performance and scalability to accommodate increases in website traffic. Since January 1, 2003, we have experienced no material service interruptions on our online marketplaces.

Our applications support multiple layers of security, including password-protected log-ins, encryption technology to safeguard information transmitted in web sessions and firewalls to help prevent unauthorized access to our network and servers. We devote significant efforts to protecting our systems from intrusion.

Operations

Supporting large organizations that have a recurring need to sell surplus and salvage assets requires systematic processes to enhance the financial value and convenience received by our customers. We believe we have integrated all of the required operational processes into our solution to efficiently and to effectively support our buyers and sellers. Our operations group is comprised of three functions: (1) buyer relations, (2) shipping logistics and (3) distribution center and field service operations.

Buyer relations

Our buyer relations group supports the completion of buyer transactions by managing the buyer registration and qualification process, answering questions and requests from buyers, collecting buyer payments and resolving disputes. Our websites contain extensive information about buying through our online marketplaces, including an online tutorial regarding the use of our marketplaces, answers to

frequently-asked buyer questions and an indexed help section. Buyers are able to contact a customer service representative by live chat as well as e-mail or phone if they need additional support.

Shipping logistics

Our shipping logistics group manages and coordinates inbound and outbound shipping of merchandise for sellers and buyers. We offer, as part of our value-added services, integrated shipping services and price quotes through multiple shipping carriers. In addition, our shipping coordination group personnel monitor the performance and service level of our network of carriers to help ensure speed and quality of service.

Distribution center and field service operations

Our distribution center and field service operations group performs selected pre-sale and post-sale value-added services at our distribution centers and at seller locations globally. These activities include unloading, manifesting and reporting discrepancies for all received assets and sales preparation of offered assets, including merchandising and organizing offered assets, writing product descriptions, capturing digital images/video and providing additional optional value-added services such as product delabeling, data cleaning/wiping, testing, refurbishment and repackaging. Our distribution center and field service operations group personnel also arrange the outbound shipping or pick-up of purchased assets with our buyers.

Competition

The online services market for auctioning or liquidating surplus and salvage assets is competitive and growing rapidly. We currently compete with:

- other e-commerce providers;
- auction websites;
- government agencies that have created websites to sell surplus and salvage assets; and
- traditional liquidators and fixed-site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of surplus and salvage assets. In addition, manufacturers, retailers and additional government agencies may decide to create their own websites to sell their own surplus and salvage assets and those of third parties. Competitive pressures could harm our business, financial condition and operating results.

Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

Our Contracts with the U.S. Department of Defense

We are the exclusive contractor with the DLA Disposition Services for the sale of surplus and scrap assets of the U.S. Department of Defense in the United States. This relationship provides a significant supply of goods that we offer to our buyer base through our online marketplace

www.govliquidation.com. In support of these contracts, we provide services in over 1 million square feet of military warehouse space at over 150 military bases throughout the United States.

We have two material contracts with DoD under which we acquire, manage and sell government property. The largest contract was originally awarded in June 2001, was renewed in December 2008, and relates to usable surplus property of DoD turned in to the DLA Disposition Services and located in the United States, Puerto Rico and Guam, such as computers, electronics, office supplies, equipment, aircraft parts, clothing and textiles (the "Surplus Contract"). The second contract was awarded in June 2005 and relates to substantially all scrap property of DoD turned into the DLA Disposition Services, such as metals, alloys, and building materials. Property sold under the contracts is "demilitarized" prior to sale and does not include weapons or hazardous materials (the "Scrap Contract").

The Surplus Contract accounted for 29.9%, 30.3%, and 27.2% of our revenue and 19.9%, 18.5%, and 15.5% of our gross merchandise volume for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We began operating under the Scrap Contract in August 2005, and it accounted for 25.0%, 25.5%, and 16.1% of our revenue and for 16.7%, 15.4%, and 8.9% of our gross merchandise volume for the fiscal years 2010, 2011 and 2012, respectively. The contracts were awarded in competitive bids conducted by DoD, and we may be required to go through a new competitive bidding process when our existing contracts expire.

Under the Surplus Contract, as amended, we are obligated to purchase all DoD surplus property at 1.8% of Disposition Services' original acquisition value. The DoD has broad discretion to determine what property will be made available for sale to us under the new Surplus Contract and may retrieve or restrict property previously sold to us for national security reasons or if the property is otherwise needed to support the mission of the DoD. The Surplus Contract has a 36 month term, beginning February 2009, with two 12 month renewal options exercisable by the DoD. The DoD has exercised both renewal options.

Under the Scrap Contract, we acquire scrap property at a per pound price and disburse 77% of the profits to the DOD, which we refer to as profit-sharing distributions. As a result of these arrangements, we recognize as revenue the gross proceeds from these sales. We also have a small business performance incentive based on the number of scrap buyers that are small businesses that would allow us to receive up to an additional 2% of the profit sharing distribution. The Scrap Contract base term expired in June 2012, subject to the DoD's right to extend for three additional one-year terms. The DoD has exercised the first and the second renewal options.

These contracts require us to satisfy export control and other regulatory requirements in connection with sales. Specifically, for specified categories of property sold under the contracts that are subject to export controls, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer's business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items. Applicable export controls include the Export Administration Regulations enforced by the Bureau of Industry and Security ("BIS") of the U.S. Department of Commerce, and the International Traffic In Arms Regulations enforced by the Directorate of Defense Trade Controls ("DDTC") of the U.S. Department of State. Our collection, settlement tools and procedures are designed so that transactions for these categories of property cannot be completed until we receive a completed end-use certificate and confirmation of the buyer's trade security controls clearance. In addition, we do not combine export-controlled property into auction lots with property not subject to export controls.

We are also prohibited from selling property to persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments, including the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of

the U.S. Department of Treasury and the Entity List maintained by BIS, the Denied Persons List maintained by BIS and the Debarred Parties List maintained by DDTC. In addition, we are prohibited from selling to countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. As part of each sale, we collect information from potential customers that our systems cross reference against a list of restricted or prohibited parties and countries, regimes, or nationals that are the target of economic sanctions or other embargoes in order to comply with these restrictions. Failure to satisfy any of these export control and other regulatory requirements could subject us to civil and criminal penalties and administrative sanctions, including termination of the DLA Disposition Services contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. federal government agencies.

The Scrap Contract may be terminated by DoD or by us if the rate of return proceeds performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. We have never failed to meet the required benchmark ratios during any of the testing periods. DoD also has the right to audit our performance under the contracts. DoD may terminate the contracts and seek other contract remedies in the event of material breaches, provided that it provides us notice and a 30-day opportunity to cure such breaches. The new Surplus Contract contains a provision providing for a mutual termination of the contract for convenience.

Our Contracts with Wal-Mart

In connection with our acquisition of Jacobs Trading, LLC ("Jacobs") on October 1, 2011, we assumed the rights and obligations under a Master Merchandise Salvage Contract (the "Wal-Mart Agreement"). We have the exclusive right to purchase certain consumer products from Wal-Mart that have been removed from the sales stream of its retail operations and we believe this agreement will be the source of a significant portion of our revenue and GMV during its term, which expires on May 16, 2016 and thereafter continues on a month to month basis. In addition, we have other contracts / programs with Wal-Mart. For the year ended September 30, 2012, approximately 20% of our GMV was generated from Wal-Mart under multiple contracts / programs.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. Many jurisdictions also regulate "auctions" and "auctioneers" and may regulate online auction services. These consumer protection laws and regulations could result in substantial compliance costs and could interfere with the conduct of our business.

In many states, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions and auctioneering, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These potential restrictions could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

In connection with our contracts with the U.S. federal government, the U.S. federal government has the right to audit and review our performance on our government contracts, as well as our compliance with applicable laws and regulations. In addition, we sell merchandise under our

government contracts, such as scientific instruments, information technology equipment and aircraft parts, that is subject to further government regulations, some of which may require us to obtain an export license in certain circumstances or an end-use certificate from the buyer. In the United States, the sale of this type of merchandise is further regulated by, among others, the U.S. Export Administration Regulations, International Traffic in Arms and the economic sanctions and embargo laws enforced by the Office of Foreign Assets Control Regulations. If a government audit uncovers improper or illegal activities, or if we are alleged to have violated any laws or regulations governing the products we sell under our government contracts, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, denial of export privileges, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. See "Risk Factors—Unfavorable findings resulting from a government investigation or audit could subject us to a variety of penalties and sanctions, could negatively impact our future operating results and could force us to adjust previously reported operating results."

Intellectual Property

We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and common law copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. These contractual restrictions include confidentiality and non-compete provisions. We generally enter into agreements containing these provisions with our employees, contractors and third parties with whom we have strategic relationships. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. We currently are the registered owners of several Internet domain names, including *www.liquidation.com, www.govliquidation.com, www.govdeals.com, www.networkintl.com, www.truckcenter.com, www.secondipity.com, and www.go-dove.com*. We pursue the registration of our trademarks in the U.S. and internationally. We are pursuing patent protection. Effective patent, copyright, trademarks, trade secret and domain name protection is expensive to maintain and may require litigation to enforce our intellectual property rights. We seek to protect our domain names in an increasing number of jurisdictions and may not be successful in certain jurisdictions.

We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, financial condition, results of operations and cash flows.

We do not believe that our business, sales policies or technologies infringe the proprietary rights of third parties. However, third parties have in the past and may in the future claim that our business, sales policies or technologies infringe their rights. We expect that participants in the e-commerce market will be increasingly subject to infringement claims as the number of services and competitors in the industry grows. Any such claim, with or without merit, could be time consuming, result in costly litigation or an injunction or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all or may be prohibited by an injunction. As a result, any such claim of infringement against us could have a material adverse effect upon our business, financial condition, results of operations and cash flows.

Employees

As of September 30, 2012, we had 965 U.S. employees, including 147 in sales and marketing, 73 in technology, 55 in customer service, 560 in operations and 130 in finance and administration. In addition, as of that date, we had 218 international employees, including 67 in sales and marketing, 20 in technology, 85 in operations and 46 in finance and administration.

We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement or by a union.

Available Information

Our annual, quarterly and current reports, proxy statements, amendments to those reports and other information are also made available free of charge on our website *www.liquidityservicesinc.com*, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. We use our website as a channel of distribution for material company information. Important information, including news releases, analyst presentations and financial information regarding the Company is routinely posted on and accessible at *www.liquidityservices.com*.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include but are not limited to those listed in Part I, Item 1A ("Risk Factors") and in our other filings with the Securities and Exchange Commission (SEC) from time to time. You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements apply only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this document. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Item 1A. Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this Annual Report, including the consolidated financial statements and related notes, before making an investment decision with respect to our common stock. If any of the following risks occur, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock. The risks and uncertainties described below are not in any particular order and are not the only significant risks we may face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

We depend on contracts with the United States Department of Defense and Wal-Mart for a significant portion of our revenue, and if our relationships with these customers are disrupted, we would experience a significant decrease in revenue and income.

We have two material contracts with the DLA Disposition Services under which we acquire, manage and sell surplus and scrap property of the DoD. If our relationship with the DoD is impaired,

we are not awarded new DoD contracts when our current contracts expire, any of our DoD contracts are terminated or the supply of assets under the contracts is significantly decreased, we would experience a significant decrease in revenue and have difficulty generating income. The Surplus Contract accounted for 29.9%, 30.3%, and 27.2% of our revenue and 19.9%, 18.5%, and 15.5% of our GMV for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The Scrap Contract accounted for 25.0%, 25.5%, and 16.1% of our revenue and 16.7%, 15.4%, and 8.9% of our GMV in fiscal year 2010, 2011 and 2012, respectively. We believe that these contracts will continue to be the source of a significant portion of our revenue and GMV during their respective terms. The Surplus Contract has a three-year base term that expired in February 2012, subject to the DoD's right to extend for two additional one-year terms. The DoD has exercised both extension options. The Scrap Contract has a seven-year base term that expired in June 2012, subject to the DoD's right to extend for three additional one-year terms. The DoD has exercised its right to extend the performance period of the Scrap Contract to August 2014. The contracts were awarded by the DoD through a competitive bidding process, and we may be required to go through a new competitive bidding process when our existing contracts expire.

Our Surplus Contract with the DoD allows either party to terminate the contract for convenience. Although our Scrap Contract does not allow the DoD to terminate for convenience, it requires us to meet specified performance benchmarks. The Scrap Contract may be terminated by the DoD if rate of return performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. Although, to date, we have never failed to meet the required benchmark ratios during any of the testing periods, we cannot assure you that we will meet the performance benchmarks in the future. The DoD also has the right, after giving us notice and a 30-day opportunity to cure, to terminate the contracts and seek other contract remedies in the event of material breaches.

In connection with our acquisition of Jacobs Trading, LLC ("Jacobs") on October 3, 2011, we assumed ILJ Enterprises, LLC's rights and obligations under the Master Merchandise Salvage Contract (the "Wal-Mart Agreement") dated as of May 13, 2011 between ILJ Enterprises and Wal-Mart Stores, Inc. We have the exclusive right to purchase certain consumer products from Wal-Mart that have been removed from the sales stream of its retail operations and we believe this agreement will be the source of a significant portion of our revenue and GMV during its term, which expires on May 16, 2016 and thereafter continues on a month to month basis. While we cannot assure you what our revenue will be for any future period, we believe that the Wal-Mart Agreement will account for a significant portion of our revenue and our GMV for the 2013 fiscal year. If we breach the Wal-Mart Agreement, Wal-Mart may unilaterally terminate the agreement. If our relationship with Wal-Mart is impaired or the Wal-Mart Agreement is terminated, our revenue and income would be significantly lower than currently expected. In addition, we have other contracts / programs with Wal-Mart. For the year ended September 30, 2012, approximately 20% of our GMV was generated from Wal-Mart under multiple contracts / programs.

Unfavorable findings resulting from a government audit or investigation could subject us to a variety of penalties and sanctions, could negatively impact our future operating results and could force us to adjust previously reported operating results.

The federal government has the right to audit our performance under our government contracts. Any adverse findings from audits or reviews of our performance under our contracts could result in a significant adjustment to our previously reported operating results. For example, our DoD Scrap contract provides that we share sales profits with the government. The federal government may disagree with our calculation of the profits realized from the sales of government assets and may require us to increase profit-sharing payments to the government that have been made in the past. If this occurs, our past operating margins may be reduced. The results of an audit by the government

could significantly limit the volume and type of merchandise made available to us under our contracts with the DoD, resulting in lower gross merchandise volume, revenue, and profitability for our company. If such a government audit uncovers improper or illegal activities, we could be subject to civil and criminal penalties, administrative sanctions and could suffer serious harm to our reputation. Government and law enforcement agencies may also investigate our other activities under our DoD contracts and our company. If such an investigation alleges that we engaged in improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. If, as the result of a government audit or investigation, or for any other reason, we are suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with us or significantly decreases the amount of business it does with us, our revenue and profitability would substantially decrease.

The success of our business depends on our ability to successfully obtain a supply of merchandise for our buyers and to attract and retain active professional buyers to create sufficient demand for our sellers.

Our ability to increase our revenue and maintain profitability depends on whether we can successfully expand the supply of merchandise available for sale on our online marketplaces and attract and retain active professional buyers to purchase the merchandise. Our ability to attract sufficient quantities of suitable merchandise and new buyers will depend on various factors, some of which are out of our control. These factors include our ability to:

- offer sellers liquid marketplaces for their surplus and salvage assets;
- offer buyers a sufficient supply of merchandise;
- develop and implement effective sales and marketing strategies;
- comply with regulatory or corporate seller requirements affecting marketing and disposition of certain categories of merchandise;
- efficiently catalogue, handle, store, ship and track merchandise;
- achieve high levels of seller and buyer satisfaction with the trading experience.

We may not be able to compete successfully against existing or future competitors.

The online services market for auctioning or liquidating surplus and salvage assets is competitive and growing rapidly. Competitive pressures could affect our ability to attract and retain customers, which could decrease our revenue and negatively affect our operating results. We currently compete with:

- other e-commerce providers;
- auction websites;
- government agencies that have created websites to sell surplus and salvage assets; and
- traditional liquidators and fixed-site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of surplus and salvage assets. In addition, manufacturers, retailers and government

agencies may decide to create their own websites to sell their own surplus and salvage assets and those of third parties.

Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

If we fail to successfully integrate our acquired businesses and operations and/or fully realize the expected benefits of these acquisitions in the expected time frame, our future operating results may be materially adversely affected.

The success of our most recent acquisitions of Go-Industry and NESA depends, in part, on our ability to successfully integrate the acquired businesses and operations with our other businesses and fully realize the anticipated benefits of the acquisitions. If we are not able to achieve these objectives in a cost-effective and timely manner, we may not fully realize the anticipated benefits of the acquisition or it may take us longer to realize the benefits of the acquisition than we expect. Our acquired operations outside the U.S. may present unique challenges or increase our exposure to risks associated with foreign operations, including foreign currency risks and risks associated with local regulatory regimes.

The integration process could result in the loss of key customers or key employees, increase our operating or other costs, decrease our profit margins or disrupt our other businesses, each of which could impair our ability to achieve the anticipated benefits of the acquisition. Our efforts to integrate the acquired businesses will divert management's attention and resources from our other businesses. Any failure to timely realize the anticipated benefits of the acquisition could have a material adverse effect on our revenues, expenses and operating results.

If we fail to manage our growth effectively, our operating results could be adversely affected.

We have expanded our operations rapidly since our inception in 1999. Although we currently do not have specific plans for any expansion that would require significant capital investment, in the future we plan to expand our operations further by developing new or complementary services, products, or trading formats and enhancing the breadth and depth of our value-added services. We also plan to continue to expand our sales and marketing, technology and client support organizations. In addition, we will likely need to continue to improve our financial and management controls and our reporting systems and procedures. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, we may not be able to execute our business strategy and our operating results could significantly decrease.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

Our prior operating results have fluctuated due to changes in our business and the e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

- the addition of new buyers and sellers or the loss of existing buyers and sellers;

- the volume, size, timing and completion rate of transactions in our marketplaces;
- changes in the supply and demand for and the volume, price, mix and quality of our supply of surplus and salvage assets;
- introduction of new or enhanced websites, services or product offerings by us or our competitors, which may impact our margins;
- implementation of significant new contracts;
- changes in our pricing policies or the pricing policies of our competitors;
- changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers' and sellers' priorities;
- technical difficulties, including telecommunication system or Internet failures;
- changes in government regulation of the Internet and e-commerce industry;
- event-driven disruptions such as war, terrorism, disease and natural disasters;
- seasonal patterns in selling and purchasing activity; and
- costs related to acquisitions of technology or equipment.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Our operating results depend on our websites, network infrastructure and transaction processing systems. Service interruptions or system failures could negatively affect the demand for our services and our ability to grow our revenue.

Any system interruptions that affect our websites or our transaction systems could impair the services that we provide to our sellers and buyers. In addition, our systems may be vulnerable to damage from a variety of other sources, including telecommunications failures, power outages, malicious human acts and natural disasters. Improving the reliability and redundancy of our systems may be expensive, reduce our margins and may not be successful in preventing system failures. Our services are also substantially dependent on systems provided by third parties, over whom we have little control. We have occasionally experienced interruptions to our services due to system failures unrelated to our own systems. Any interruptions or failures of our current systems or our ability to communicate with third party systems could negatively affect the demand for our services and our ability to grow our revenue.

If we do not respond to rapid technological changes or upgrade our systems, we could fail to grow our business and our revenue could decrease.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce business. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. The Internet and the e-commerce industry are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and

systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our ability to grow could be limited and our revenue could decrease.

Shipment of merchandise sold in our marketplaces could be delayed or disrupted by factors beyond our control and we could lose buyers and sellers as a result.

We rely upon third party carriers such as United Parcel Services, or UPS, for timely delivery of our merchandise shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, terrorist activity and increased fuel costs. In addition, we do not have a long-term agreement with UPS or any other third party carriers, and we cannot be sure that our relationship with UPS will continue on terms favorable to us, if at all. If our relationship with UPS is terminated or impaired or if UPS is unable to deliver merchandise for us, we would be required to use alternative carriers for the shipment of products to our buyers. We may be unable to engage alternative carriers on a timely basis or on terms favorable to us, if at all. Potential adverse consequences include:

- reduced visibility of order status and package tracking;
- delays in merchandise receipt and delivery;
- increased cost of shipment; and
- reduced shipment quality, which may result in damaged merchandise.

Any failure to receive merchandise at our distribution centers or deliver products to our buyers in a timely and accurate manner could lead to client dissatisfaction and cause us to lose sellers and buyers.

A significant interruption in the operations of our customer service system or our distribution centers could harm our business and operating results.

Our business depends, to a large degree, on effective customer service and distribution center operations. We currently staff DoD warehouse distribution space, for which we do not incur leasing costs, as well as leased commercial warehouse distribution space. These operations could be harmed by several factors, including any material disruption or slowdown at our distribution centers resulting from labor disputes, changes in the terms of our underlying lease agreements or occupancy arrangements in the case of government provided facilities, telecommunications failures, power or service outages, human error, terrorist attacks, natural disasters or other events. In addition, space provided to us by the DoD could be re-configured or reduced as a result of the DoD's Base Realignment and Closure initiative or other infrastructure reduction initiatives.

If we fail to accurately predict our ability to sell merchandise in which we take inventory risk and credit risk, our margins may decline as a result of lower sale prices from such merchandise.

Under our profit-sharing and purchase model, we purchase merchandise and assume the risk that the merchandise may sell for less than we paid for it. We assume general and physical inventory and credit risk. These risks are especially significant because some of the goods we sell on our websites are characterized by rapid technological change, obsolescence and price erosion, and because we sometimes make large purchases of particular types of inventory. In addition, we do not receive warranties on the goods we purchase and, as a result, we have to resell or dispose of any returned goods. Historically, the number of disposed goods (which includes returned goods that we have not resold) has been less than 2% of the goods we have purchased. To manage our inventory successfully, we need to maintain

sufficient buyer demand and sell merchandise for a reasonable financial return. We may miscalculate buyer demand and overpay for the acquired merchandise. In the event that merchandise is not attractive to our buyer base, we may be required to take significant losses resulting from lower sale prices, which could reduce our revenue and margins. For example, under the Surplus Contract, we are obligated to purchase all DoD surplus property at 1.8% of the original acquisition cost, which varies depending on the type of surplus property being purchased. Under the Scrap Contract, we acquire scrap property at a per pound price. Declines in commodity prices may also reduce the profit we are able to realize in our scrap business. For example, we may not be able to sell our inventory for amounts above its cost and we may incur a loss in products we handle for our commercial clients. As we grow our business, we may choose to increase the amount of merchandise we purchase directly from sellers, thus resulting in increased inventory levels and related risk. Any such increase would require the use of additional working capital and subject us to the additional risk of incurring losses on the sale of that inventory.

A protracted global recession could have a material adverse effect on our operating income, financial condition, cash flows and the trading price of our stock.

A long-term global recession could reduce the demand for our services while decreasing the prices paid in our auctions and increasing our costs, which could adversely affect the results of our operations. For over four years, financial markets have been experiencing volatility and disruption. International efforts to address the current global credit and banking crisis may be unsuccessful in preventing a global recession.

The current worldwide financial crisis has reduced the availability of liquidity and credit to borrowers. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. If our buyers and sellers are unable to obtain financing required to fund their operations, demand for our services may be adversely affected. In addition, this market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies or defaults, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally, which may also adversely affect demand for our services.

We may be unable to adequately protect or enforce our intellectual property rights, which could harm our reputation and negatively impact the growth of our business.

We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. Despite these protections, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

We currently are the registered owners of several Internet domain names, including *www.liquidation.com*, *www.govliquidation.com*, *www.govdeals.com,www.networkintl.com*, *www.truckcenter.com*, *www.secondipity.com*, and *www.go-dove.com*. We pursue the registration of our domain names in the U.S. and internationally. We currently do not have any patents or registered copyrights, but we are pursuing patents. Effective patent, copyright, trademark, service mark, trade secret and domain name protection is expensive to maintain and may require litigation. Our competitors may adopt trade names or domain names similar to ours, thereby impeding our ability to promote our marketplaces and possibly leading to client confusion. In addition, we could face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or client confusion related to our marketplaces could damage our reputation and negatively impact the growth of our business.

Our inability to use software licensed from third parties or our use of open source software under license terms that interfere with our proprietary rights could disrupt our business.

We use software licensed from third parties, including some software, known as open source software that we use without charge. We currently use the following open source software: Linux (an operating system), MySql (database software), PERL (an interpreter), Apache (a web server), and Java and we may in the future use additional open source software. In the future, these licenses to third party software may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future services or enhancements of existing services, which could impair our business. In addition, the terms of certain open source software licenses may require us to provide modified versions of the open source software, which we develop, if any, or any proprietary software that incorporates all or a portion of the open source software, if any, to others on unfavorable license terms that are consistent with the open source license term. If we are required to license our proprietary software in accordance with the foregoing, our competitors and other third parties could obtain access to our intellectual property, which could harm our business.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

Other parties may assert that we have infringed on their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our online auction platform and related websites. Third parties could assert intellectual property infringement claims against us based on our internally developed systems or use of licensed third party technology. Third parties also could assert intellectual property infringement claims against parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or delays in completion of sales. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Incurrence of any of these costs could negatively impact our operating results.

If we do not retain our senior management, we may not be able to achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management, particularly William P. Angrick, III, our chief executive officer. We do not have key-person insurance on any of our officers or employees. The loss of any member of our existing senior management team could damage key seller relationships, result in the loss of key information, expertise or know-how, lead to unanticipated recruitment and training costs and make it more difficult to successfully operate our business and achieve our business goals.

If we are unable to attract and retain skilled employees, we might not be able to sustain our growth.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with sales, marketing, operations and technology expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business and revenue.

We may need additional financing in the future, which may not be available on favorable terms, if at all.

We may need additional funds to finance our operations, as well as to enhance our services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We face legal uncertainties relating to the Internet in general and to the e-commerce industry in particular and may become subject to costly government regulation.

The laws and regulations related to the Internet and e-commerce are evolving. These laws and regulations relate to issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity and personal privacy could also affect our business. Laws adopted prior to the advent of the Internet may not contemplate or address the unique issues of the Internet and related technologies and it is not clear how they will apply. Current and future laws and regulations could increase our cost of doing business and/or decrease the demand for our services.

Our auction business may be subject to a variety of additional costly government regulations.

Many states and other jurisdictions have regulations governing the conduct of traditional "auctions" and the liability of traditional "auctioneers" in conducting auctions, which may apply to online auction services. In addition, certain states have laws or regulations that expressly apply to online auction services. We expect to continue to incur costs in complying with these laws and could be subject to fines or other penalties for any failure to comply with these laws. We may be required to make changes in our business to comply with these laws, which could increase our costs, reduce our revenue, cause us to prohibit the listing of certain items, or otherwise adversely affect our financial condition or operating results.

In addition, the law regarding the potential liability of an online auction service for the activities of its users is not clear. We cannot assure you that users of our websites will comply with our terms and conditions or with laws and regulations applicable to them and their transactions. It is possible that we may be subject to allegations of civil or criminal liability for any unlawful activities conducted by sellers or buyers. Any costs we incur as a result of any such allegations, or as a result of actual or alleged unlawful transactions using our marketplaces, or in our efforts to prevent any such transactions, may harm our opportunities for future revenue growth. In addition, any negative publicity we receive regarding any such transactions or allegations may damage our reputation, our ability to attract new sellers and buyers and our business.

Certain categories of merchandise sold on our marketplaces are subject to government restrictions.

We sell merchandise, such as scientific instruments, information technology equipment and aircraft parts, that is subject to export control and economic sanctions laws, among other laws, imposed by the United States and other governments. Such restrictions include the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and economic sanctions and embargo laws administered by the Office of the Foreign Assets Control Regulations. These restrictions prohibit us

from, among other things, selling property to (1) persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments or (2) countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. In addition, for specified categories of property sold under our contracts with the DoD, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer's business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items.

We may incur significant costs or be required to modify our business to comply with these requirements. If we are alleged to have violated any of these laws or regulations we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not true.

Our business may be harmed if third parties misappropriate our clients' confidential information.

We retain highly confidential information on behalf of our clients in our systems and databases. Although we maintain security features in our systems, our operations may be susceptible to hacker interception, break-ins and other disruptions. These disruptions may jeopardize the security of information stored in and transmitted through our systems. As the Department of Defense is one of our clients, our systems may be especially targeted by such malicious attackers. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. These issues are likely to become more difficult as we expand our operations. If any compromise of our security were to occur, we may lose clients and our reputation, business, financial condition and operating results could be harmed by the misappropriation of confidential client information. The loss of confidential client information could also expose us to the risk of liability and costly litigation. In addition, if there is any perception that we cannot protect our clients' confidential information, we may lose the ability to retain existing clients and attract new clients and our revenue could decline.

If we fail to comply with increasing levels of regulation relating to privacy, our business could suffer harm.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. In addition, several states have proposed or enacted legislation to limit uses of personal information gathered online or require online services to establish privacy policies. Data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Such regulations, along with increased government or private enforcement, may increase the cost of growing our business and require us to expend significant capital and other resources. Our failure to comply with these federal, state and international laws and regulations could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity and other costs could decrease our profitability.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our websites, our business could be harmed.

We are currently required to collect and remit sales taxes in all states for shipment of goods from our DoD contracts. We also collect and remit sales or other similar taxes in respect of shipments of other goods into states in which we have a substantial presence. In addition, as we grow our business,

any new operation in states in which we currently do not collect and remit sales taxes could subject shipments into such states to state sales taxes under current or future laws.

In October 2007, the federal government extended until November 2014 a ban on state and local governments' imposition of new taxes on Internet access or electronic commerce transactions. This ban does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. Unless the ban is further extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation's expiration. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our services.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives resulted in a reversal of the Supreme Court's current position, we could be required to collect sales and use taxes in states other than states in which we currently collect and remit such taxes. A successful assertion by one or more local, state or foreign jurisdictions that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and increase our costs of doing business. To the extent that we pass such costs on to our clients, doing so could harm our business and decrease our revenue.

Fraudulent activities involving our websites and disputes relating to transactions on our websites may cause us to lose clients and adversely affect our ability to grow our business.

We are aware that other companies operating online auction or liquidation services have periodically received complaints of fraudulent activities of buyers or sellers on their websites, including disputes over the quality of goods and services, unauthorized use of credit card and bank account information and identity theft, potential breaches of system security, and infringement of third-party copyrights, trademarks and trade names or other intellectual property rights. We may receive similar complaints if sellers or buyers trading in our marketplaces are alleged to have engaged in fraudulent or unlawful activity. In addition, we may suffer losses as a result of purchases paid for with fraudulent credit card data even though the associated financial institution approved payment. In the case of disputed transactions, we may not be able to require users of our services to fulfill their obligations to make payments or to deliver goods. We also may receive complaints from buyers about the quality of purchased goods, requests for reimbursement, or communications threatening or commencing legal actions against us. Negative publicity generated as a result of fraudulent conduct by third parties or the failure to satisfactorily settle disputes related to transactions on our websites could damage our reputation, cause us to lose clients and adversely affect our ability to grow our business.

False or defamatory statements transmitted through our services could harm our reputation and affect our ability to attract clients.

The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both the U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Our website allows users to make comments regarding the online auction industry in general and other users and their merchandise in particular. Although all such comments are generated by users and not by us, we are aware that claims of defamation or other injury have been made against other companies operating auction services in the past and could be made in the future against us for comments made by users. If we are held liable for information

provided by our users and carried on our service, we could be directly harmed and may be forced to implement measures to reduce our liability. This may require us to expend substantial resources or discontinue certain service offerings, which could negatively affect our operating results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation and affect our ability to attract clients.

Our stock price has been volatile, and your investment in our common stock could suffer a decline in value.

The current worldwide financial crisis has led to a decline in the overall value of the stock market and increased market volatility. This market turmoil and other broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Other factors that could cause fluctuation in our stock price may include:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by a securities analyst who covers our stock;
- publication of research reports about our company or industry;
- conditions or trends in our industry;
- stock market price and volume fluctuations of other publicly traded companies and, in particular, those whose business involves the Internet and e-commerce;
- announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, strategic partnerships or divestitures;
- announcements by us or our competitors of technological innovations, new services or service enhancements;
- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
- the passage of legislation or other regulatory developments that adversely affect us, our clients or our industry;
- additions or departures of key personnel;
- sales of our common stock, including sales of our common stock by our directors and officers or specific stockholders; and
- general economic conditions and slow or negative growth of related markets.

Volatility in the market price of shares may prevent investors from being able to sell their shares of common stock at prices they view as attractive. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Some provisions of our charter, bylaws and Delaware law inhibit potential acquisition bids that you may consider favorable.

Our corporate documents and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

- a staggered board of directors;
- a prohibition on actions by our stockholders by written consent;

- limitations on persons authorized to call a special meeting of stockholders;
- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
- advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and
- the requirement that board vacancies be filled by a majority of our directors then in office.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Item 1B. Unresolved Staff Comments.

Not Applicable

Item 2. Properties.

We do not own any real property. We lease the following properties:

Purpose	Location	Square Feet	Lease Expiration Date
Corporate Headquarters	Washington, D.C., USA	27,100	September 30, 2019
Warehouse	Cranbury, New Jersey, USA	153,800	November 30, 2015
Warehouse	Dallas, Texas, USA	128,700	May 31, 2013
Warehouse	Plainfield, Indiana, USA	187,700	April 30, 2014
Warehouse	North Las Vegas, Nevada, USA	102,400	March 31, 2016
Administrative	Scottsdale, Arizona, USA	23,536	December 31, 2016
Warehouse	Columbus, Ohio, USA	340,000	January 31, 2014
Warehouse	Oklahoma City, Oklahoma, USA	325,100	February 15, 2014
Administrative	Montgomery, Alabama, USA	10,300	September 30, 2014
Administrative	Houston, Texas, USA	12,422	March 31, 2018
Storage Lot	Fontana, California, USA	130,700	May 31, 2018
Storage Lot	Blue Mound, Texas, USA	727,500	May 31, 2018
Storage Lot	Indianapolis, Indiana, USA	697,000	May 31, 2018
Storage Lot	Atlanta, Georgia, USA	479,200	May 31, 2018
Storage Lot	Wilmington, Delaware, USA	484,000	May 31, 2018
Administrative/Warehouse	Hopkins, Minnesota, USA	275,720	April 30,2014
Warehouse	Appleton, Minnesota, USA	48,000	Month-to-Month
Warehouse	Hayward, California, USA	19,680	October 31, 2015
Warehouse	Hazelwood, Missouri, USA	21,368	November 30, 2013
Warehouse	Union New Jersey, USA	14,500	August 31, 2013
Warehouse	Hayward, California, USA	24,600	October 31, 2015
Administrative	Owings Mills, Maryland, USA	10,800	May 31, 2014
Administrative	London, UK	6,365	September 20, 2013
Administrative/Warehouse	Berlin, Germany	15,351	December 31, 2015
Administrative	Calamba City, Philippines	15,500	April 30, 2013

In addition, we lease varies administrative space in the United States totaling 22,805 square feet, in Europe, 5,755 square feet, and in Asia, 11,540 square feet.

Our servers are housed in data centers in Ashburn, Virginia, which is managed by Equinix, Inc., in Houston, Texas, which is managed by CyrusOne, in Los Angeles, California, which is managed by Tierzero, in London, GRB, which is managed by COLT, and in Dallas, Texas, which is managed by Equinix, Inc.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Item 4. Mine Safety Disclosures—Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock has been traded on The NASDAQ Stock Market under the symbol LQDT since February 23, 2006. The following table sets forth the intra-day high and low per share bid price of our common stock as reported by The NASDAQ Stock Market for the periods indicated.

Fiscal year ended September 30, 2011	Low	High
First Quarter	$13.61	$17.32
Second Quarter	$12.58	$17.87
Third Quarter	$17.61	$23.84
Fourth Quarter	$19.89	$36.12
Fiscal year ended September 30, 2012		
First Quarter	$26.39	$39.76
Second Quarter	$31.00	$48.34
Third Quarter	$42.68	$66.57
Fourth Quarter	$37.68	$57.42

As of November 9, 2012, there were approximately 16,250 holders of record of our common stock.

Dividend Policy

Since becoming a public company on February 22, 2006, we have not paid cash dividends on our stock and currently anticipate that we will continue to retain any future earnings to finance the growth of our business. In addition, the credit agreement we entered into on April 30, 2010 contains restrictions on our ability to pay dividends.

Item 6. Selected Financial Data.

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended September 30, 2010, 2011 and 2012 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are included in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended September 30, 2008 and 2009, and the consolidated balance sheet data as of September 30, 2008, 2009 and 2010 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K. Certain reclassifications have been made to previously reported financial data to reflect the financial condition, results of operations and cash flows of the Company for discontinued operations. See the discussion of discontinued operations in "Note 5" in our accompanying consolidated financial statements.

	Year ended September 30,				
	2008	2009	2010	2011	2012
	(dollars in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$ 231,774	$ 193,966	$ 249,337	$ 297,584	$ 415,829
Fee revenue	20,077	25,045	23,678	29,794	59,475
Total revenue	251,851	219,011	273,015	327,378	475,304
Costs and expenses:					
Cost of goods sold (excluding amortization)	65,612	74,963	109,376	126,395	198,123
Profit-sharing distributions	89,358	43,722	41,310	49,318	43,242
Technology and operations	38,568	43,587	45,700	52,178	67,553
Sales and marketing	16,586	17,438	20,381	23,279	31,252
General and administrative	20,181	20,138	23,606	26,484	37,107
Amortization of contract intangibles	813	813	813	813	7,943
Depreciation and amortization	1,815	2,662	3,609	4,881	6,223
Acquisition costs	—	—	524	6,702	1,695
Total costs and expenses	232,933	203,323	245,319	290,050	393,138
Income from continuing operations	18,918	15,688	27,696	37,328	82,166
Interest income (expense) and other income (expense), net	1,445	506	(428)	(1,190)	(2,218)
Income from continuing operations before income taxes	20,363	16,194	27,268	36,138	79,948
Provision for income taxes	9,079	7,788	12,194	15,459	31,652
Income from continuing operations	11,284	8,406	15,074	20,679	48,296
Income (loss) from discontinued operations	269	(2,687)	(3,061)	(12,167)	—
Net income	$ 11,553	$ 5,719	$ 12,013	$ 8,512	$ 48,296
Basic earnings(loss) per common share:					
From continuing operations	$ 0.40	$ 0.30	$ 0.55	$ 0.75	$ 1.57
From discontinued operations	0.01	(0.09)	(0.11)	(0.44)	—
Basic earnings per common share	$ 0.41	$ 0.21	$ 0.44	$ 0.31	$ 1.57
Diluted earnings(loss) per common share:					
From continuing operations	$ 0.40	$ 0.30	$ 0.55	$ 0.71	$ 1.47
From discontinued operations	0.01	(0.09)	(0.11)	(0.42)	—
Diluted earnings per common share	$ 0.41	$ 0.21	$ 0.44	$ 0.29	$ 1.47
Basic weighted average shares outstanding	27,964,748	27,699,223	27,098,016	27,736,865	30,854,796
Diluted weighted average shares outstanding	28,151,878	27,846,693	27,406,883	29,081,933	32,783,079
Non-GAAP Financial Measures:					
EBITDA from continuing operations(1)	$ 21,545	$ 19,163	$ 32,117	$ 43,022	$ 96,332
Adjusted EBITDA from continuing operations(1)	26,220	25,628	40,532	58,860	110,144
Supplemental Operating Data:					
Gross merchandise volume from continuing operations(2)	$ 347,583	$ 338,721	$ 416,314	$ 548,552	$ 864,226
Completed transactions(3)	372,000	469,000	522,000	475,000	501,000
Total registered buyers(4)	999,000	1,202,000	1,403,000	1,604,000	2,186,000
Total auction participants(5)	1,751,000	2,118,000	2,247,000	1,936,000	2,105,000

	As of September 30,				
	2008	2009	2010	2011	2012
	(in thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and short-term investments	$ 63,198	$ 64,154	$ 75,939	$128,984	$104,782
Working capital(6)	51,044	59,795	60,064	111,687	53,194
Total assets	137,167	138,588	164,904	227,807	400,408
Total liabilities	40,797	34,606	52,530	66,394	150,405
Total stockholders' equity	96,370	103,982	112,374	161,413	250,003

(1) EBITDA from continuing operations and adjusted EBITDA from continuing operations are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest income (expense) and other income(expense), net; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for stock based compensation expense and acquisition costs such as transaction expenses and changes in earn out estimates. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

(2) Gross merchandise volume is the total sales value of all merchandise sold through our marketplaces during a given period.

(3) Completed transactions represent the number of auctions in a given period from which we have recorded revenue.

(4) Total registered buyers as of a given date represent the aggregate number of persons or entities who have registered on one of our marketplaces.

(5) For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times on that auction, and total auction participants for a given period is the sum of the auction participants in each auction conducted during that period.

(6) Working capital is defined as current assets minus current liabilities.

We believe non-GAAP financial measures, such as EBITDA and adjusted EBITDA, are useful to an investor in evaluating our performance for the following reasons:

- The amortization of contract intangibles relates to the amortization of the Scrap Contract beginning in June 2005 and the Wal-Mart Contract beginning in October 2011. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.
- As a result of varying federal and state income tax rates, we believe that presenting a financial measure that adjusts net income for provision for income taxes is useful to investors when evaluating the operating performance of our business.
- In December 2004, the Financial Accounting Standards Board (FASB) issued new authoritative guidance that requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of this new guidance on October 1, 2005, using the prospective method. Unvested stock based awards issued prior to October 1, 2005, the date that we adopted this new authoritative guidance, were accounted for at the date of adoption using the intrinsic value method originally applied to those awards. Accordingly, we believe adjusting net income for this non-cash stock based compensation expense is useful to investors when evaluating the operating performance of our business.

- In December 2007, the FASB issued new authoritative guidance related to business combinations. This guidance changes the accounting for acquisitions by eliminating the step acquisition model, changing the recognition of contingent consideration so that it is recognized at the time of acquisition rather than when it is probable, disallowing the capitalization of transaction costs and delaying when restructurings related to acquisitions can be recognized. We adopted this guidance for the fiscal year beginning October 1, 2009. Accordingly, we believe adjusting net income for these acquisition related transaction expenses is useful to investors when evaluating the operating performance of our business on a consistent basis from year-to-year.
- We believe EBITDA and adjusted EBITDA are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.
- We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

- as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;
- for planning purposes, including the preparation of our internal annual operating budget;
- to allocate resources to enhance the financial performance of our business;
- to evaluate the effectiveness of our operational strategies; and
- to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

The table below reconciles income from continuing operations to EBITDA and adjusted EBITDA from continuing operations for the periods presented.

	Year ended September 30,				
	2008	2009	2010	2011	2012
			(in thousands)		
Income from continuing operations	$11,284	$ 8,406	$15,074	$20,679	$ 48,296
Interest (income) expense and other (income) expense, net	(1,445)	(506)	428	1,190	2,218
Provision for income taxes	9,079	7,788	12,194	15,459	31,652
Amortization of contract intangibles	813	813	813	813	7,943
Depreciation and amortization	1,815	2,662	3,609	4,881	6,223
EBITDA from continuing operations	21,546	19,163	32,118	43,022	96,332
Stock compensation expense	4,674	6,465	7,891	9,136	12,117
Acquisition costs	—	—	524	6,702	1,695
Adjusted EBITDA from continuing operations	$26,220	$25,628	$40,533	$58,860	$110,144

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and related notes and the information contained under the caption "Selected Consolidated Financial Data" contained elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could vary materially from those indicated, implied, or suggested by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

About us. We operate several leading online auction marketplaces for surplus and salvage assets. We enable buyers and sellers to transact in an efficient, online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of surplus and salvage assets presented with customer focused information including digital images and other relevant product information along with services to efficiently complete the transaction. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing liquid marketplaces and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, energy equipment, industrial capital assets, fleet and transportation equipment and specialty equipment. Our online auction marketplaces are *www.liquidation.com, www.govliquidation.com, www.govdeals.com, www.networkintl.com, www.truckcenter.com, www.secondipity.com,* and *www.go-dove.com*.

We believe our ability to optimize our clients' net recovery and supply chain for surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers. This valuable and reliable flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2012, the number of registered buyers grew from approximately 1,604,000 to approximately 2,186,000, or 36.3%. During the past three fiscal years, we have conducted over 1,498,000 online transactions generating approximately $1.9 billion in gross merchandise volume or GMV. Approximately 74% of our initial listings have resulted in a completed cash sale during the past three fiscal years. We believe the continuous flow of goods in our marketplaces attracts a growing buyer base which creates a virtual cycle for our buyers and sellers.

Our history. We were incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in early 2000. During 2000, we developed our online auction marketplace platform and began auctioning merchandise primarily for small commercial sellers and government agencies. In 2001, we changed our name to Liquidity Services, Inc. In June 2001, we were awarded our first major DoD contract, the Surplus Contract. Under this agreement, we became the exclusive contractor with the DLA Disposition Services, for the sale of usable DoD surplus assets in the United States. In June 2005, we were awarded an additional exclusive contract with the DLA Disposition Services to manage and sell substantially all DoD scrap property. During 2005, we opened our first distribution center in Dallas, Texas and began serving the reverse logistics needs of top 100 retailers.

Recent initiatives. We continue to implement the Jacobs Trading acquisition according to our original plan. The network effect of the integration is creating efficiencies for our selling and buying customers. These efficiencies continue to bring new sellers into our marketplace and have enabled us to increase our operating performance creating margin improvements as we scale our commercial business.

We completed the GoIndustry acquisition in July2012 and have commenced the integration of this business. GoIndustry's client base, which includes over 50 leading Fortune 1000 global manufacturers across multiple industries, including aerospace, consumer packaged goods, electronics, pharmaceutical, technology and transportation, and asset-based lenders will benefit significantly from our logistics,

support and large buyer base for a range of high value capital assets such as: material handling equipment, rolling stock, heavy machinery and scrap metal. These blue chip corporate clients are already being integrated into our commercial business demonstrating our strategic focus on further growing our capital assets vertical and penetrating many existing clients with additional services.

On November 1, 2012, we acquired the assets of National Electronic Service Association (NESA) for $18.3 million in an all cash transaction. NESA is a Canadian provider of returns management, refurbishment and reverse logistics services for high-value consumer products. NESA provides expertise and focused services to Fortune 1000 companies in the management of Consumer Electronics, Telecommunications, and Information Technology products.

Our revenue. We generate substantially all of our revenue by retaining a percentage of the proceeds from the sales we manage for our sellers. We offer our sellers three primary transaction models: a profit-sharing model, a consignment model and a purchase model.

- *Profit-sharing model.* Under our profit-sharing model, we purchase inventory from our suppliers and share with them a portion of the profits received from a completed sale in the form of a distribution. Distributions are calculated based on the value received from the sale after deducting direct costs, such as sales and marketing, technology and operations and other general and administrative costs. Because we are the primary obligor, and take general and physical inventory risks and credit risk under this transaction model, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. Revenue from our profit-sharing model accounted for approximately 26.0%, 25.5%, and 16.1% of our total revenue for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The merchandise sold under our profit-sharing model accounted for approximately 17.4%, 15.4%, and 8.9% of our GMV for the fiscal years ended September 30, 2010, 2011 and 2012, respectively.
- *Consignment model.* Under our consignment model, we recognize commission revenue from sales of merchandise in our marketplaces that is owned by others. These commissions, which we refer to as seller commissions, represent a percentage of the sale price the buyer pays upon completion of a transaction. We vary the percentage amount of the seller commission depending on the various value-added services we provide to the seller to facilitate the transaction. For example, we generally increase the percentage amount of the commission if we take possession, handle, ship or provide enhanced product information for the merchandise. We collect the seller commission by deducting the appropriate amount from the sales proceeds prior to their distribution to the seller after completion of the transaction. Revenue from our consignment model accounted for approximately 8.3%, 8.8%, and 12.5% of our total revenue for the fiscal years ended September 30, 2010, 2011 and 2012, respectively, and is recorded as fee revenue in the Consolidated Statement of Operations. The merchandise sold under our consignment model accounted for approximately 39.0%, 44.7%, and 52.3% of our GMV for the fiscal years ended September 30, 2010, 2011 and 2012, respectively.
- *Purchase model.* Under our purchase model, we offer our sellers a fixed amount or the option to share a portion of the proceeds received from our completed sales in the form of a distribution. Distributions are calculated based on the value we receive from the sale after deducting a required return to us that we have negotiated with the seller. Because we are the primary obligor, and take general and physical inventory risks and credit risk under this transaction model, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. Revenue from our purchase model accounted for approximately 63.9%, 65.2%, and 71.4% of our total revenue for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The merchandise sold under our purchase model accounted for approximately 42.5%, 39.6%, and 38.8% of our GMV, for the fiscal years ended September 30, 2010, 2011 and 2012, respectively.

We collect a buyer premium on substantially all of our transactions under all of our transaction models. Buyer premiums are calculated as a percentage of the sale price of the merchandise sold and are paid to us by the buyer. Buyer premiums are in addition to the price of the merchandise. Under our profit-sharing model, we typically share the proceeds of any buyer premiums with our sellers.

Industry trends. We believe there are several industry trends impacting the growth of our business including: (1) the increase in the adoption of the Internet by businesses to conduct e-commerce both in the United States and abroad; (2) product innovation in the retail supply chain that has increased the pace of product obsolescence and, therefore, the supply of surplus assets; (3) the increase in the volume of returned merchandise handled by both online and offline retailers; (4) the increase in government regulations necessitating verifiable recycling and remarketing of surplus assets; (5) the increase in outsourcing by corporate and government organizations of disposition activities for surplus and end-of-life assets; and (6) as a result of the economic downturn, an increase in buyer demand for surplus merchandise as consumers trade down by purchasing less expensive goods and seek greater value from their purchases, which results in lower per unit prices and margins in our retail goods business.

Our Seller Agreements

Our DoD agreements. We have two contracts with the DoD pursuant to which we acquire, manage and sell excess property:

- *Surplus Contract.* In June 2001, we were awarded the Surplus Contract, a competitive-bid exclusive contract under which we acquire, manage and sell all usable DoD surplus personal property turned into the DLA Disposition Services. Surplus property generally consists of items determined by the DoD to be no longer needed, and not claimed for reuse by, any federal agency, such as computers, electronics, office supplies, scientific and medical equipment, aircraft parts, clothing and textiles. Revenue from our Surplus Contract (including buyer premiums) accounted for approximately 29.9%, 30.3%, and 27.2% of our total revenue for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The property sold under our Surplus Contract accounted for approximately 19.9%, 18.5%, and 15.5% of our GMV for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. On November 6, 2008, the DoD extended the original Surplus Contract through December 17, 2008, thus we received 39.5% of the net proceeds on property received up until December 17, 2008 through the Contract wind down period, which was completed during fiscal year 2010. We responded to a RFP from the DLA Disposition Services regarding a renewal of the Surplus Contract, and have been awarded the contract. We executed the new Contract on December 18, 2008. The new Surplus Contract base term expired in February 2012, subject to DoD's right to extend it for two additional one-year terms. The DoD has exercised both renewal options.
- *Scrap Contract.* In June 2005, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell substantially all scrap property of the DoD turned into the DLA Disposition Services. Scrap property generally consists of items determined by DoD to have no use beyond their base material content, such as metals, alloys, and building materials. Revenue from our Scrap Contract (including buyer premiums) accounted for approximately 25.0%, 25.5%, and 16.1% of our total revenue for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The property sold under our Scrap Contract accounted for approximately 16.7%, 15.4%, and 8.9% of our GMV for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We were required to pay $5.7 million to the DoD in fiscal 2005 for the right to manage the operations and remarket scrap material in connection with the Scrap Contract. The Scrap Contract base term expired in August 2012, subject to DoD's right to extend it for three additional one-year terms. The DoD has exercised the first two renewal options.

Under the original Surplus Contract, as amended, we were obligated to purchase all DoD surplus property at set prices representing a percentage of the original acquisition cost, which varied depending on the type of surplus property being purchased. We were entitled to 39.5% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) under the original Surplus Contract and distributed the remaining profits to DoD. Under the Scrap Contract, we acquire scrap property at a per pound price and we are entitled to 23% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) and distribute the remaining profits to DoD. We refer to these disbursement payments to DoD as profit-sharing distributions. As a result of these arrangements, we recognize as revenue the gross proceeds from these sales. DoD also reimburses us for actual costs incurred for packing, loading and shipping property under the Scrap and original Surplus Contracts that we are obligated to pick up from non-DoD locations.

Under the new Surplus Contract, which was executed on December 18, 2008, we are not required to distribute any portion of the profits realized under the Contract, as the new Contract contains a higher fixed percentage price of 1.8% of the DLA Disposition Services' acquisition value to be paid for the property. The DoD has broad discretion to determine what property will be made available for sale to us under the new Surplus Contract and may retrieve or restrict property previously sold to us for national security reasons or if the property is otherwise needed to support the mission of the DoD.

Under the Scrap Contract, we also have a small business performance incentive based on the number of scrap buyers that are small businesses that would allow us to receive up to an additional 2% of the profit sharing distribution. On May 21, 2007, we entered into a bilateral contract modification under which the DoD agreed to increase the profit-sharing distribution for the Scrap Contract from 20% to 23% effective June 1, 2007, in exchange for our agreement to implement additional inventory assurance processes and procedures with respect to the mutilation of demilitarized scrap property sold.

Our Commercial Agreements.

In connection with our acquisition of Jacobs Trading, LLC ("Jacobs") on October 1, 2011, we assumed the rights and obligations under a Master Merchandise Salvage Contract (the "Wal-Mart Agreement"). We have the exclusive right to purchase certain consumer products from Wal-Mart that have been removed from the sales stream of its retail operations and we believe this agreement will be the source of a significant portion of our revenue and GMV during its term, which expires on May 16, 2016 and thereafter continues on a month to month basis. In addition, we have other contracts / programs with Wal-Mart. For the year ended September 30, 2012, approximately 20% of our GMV was generated from Wal-Mart under multiple contracts / programs.

During fiscal year 2012, we had over 600 corporate clients who each sold in excess of $10,000 of surplus and salvage assets in our marketplaces. Our agreements with these clients are generally terminable at will by either party.

Key Business Metrics

Our management periodically reviews certain key business metrics for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources and our capacity to fund capital expenditures and expand our business. These key business metrics include:

Gross merchandise volume. Gross merchandise volume, or GMV, is the total sales value of all merchandise sold through our marketplaces during a given period. We review GMV because it provides a measure of the volume of goods being sold in our marketplaces and thus the activity of those marketplaces. GMV also provides a means to evaluate the effectiveness of investments that we have made and continue to make, including in the areas of customer support, value-added services, product development, sales and marketing, and operations. The GMV of goods sold in our marketplace during fiscal year 2012 totaled $864.2 million.

Completed transactions. Completed transactions represents the number of auctions in a given period from which we have recorded revenue. Similar to GMV, we believe that completed transactions is a key business metric because it provides an additional measurement of the volume of activity flowing through our marketplaces. During the fiscal year ended September 30, 2012, we completed approximately 501,000 transactions.

Total registered buyers. We grow our buyer base through a combination of marketing and promotional efforts. A person becomes a registered buyer by completing an online registration process on one of our marketplaces. As part of this process, we collect business and personal information, including name, title, company name, business address and contact information, and information on how the person intends to use our marketplaces. Each prospective buyer must also accept our terms and conditions of use. Following the completion of the online registration process, we verify each prospective buyer's e-mail address and confirm that the person is not listed on any banned persons list maintained internally or by the U.S. federal government. After the verification process, which is completed generally within 24 hours, the registration is approved and activated and the prospective buyer is added to our registered buyer list.

Total registered buyers, as of a given date, represents the aggregate number of persons or entities who have registered on one of our marketplaces. We use this metric to evaluate how well our marketing and promotional efforts are performing. Total registered buyers excludes duplicate registrations, buyers who are suspended from utilizing our marketplaces and those buyers who have voluntarily removed themselves from our registration database. In addition, if we become aware of registered buyers that are no longer in business, we remove them from our database. As of September 30, 2012, we had approximately 2,186,000 registered buyers.

Total auction participants. For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times in that auction. As a result, a registered buyer who bids, or participates, in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our online auction marketplaces to our competitors, including other online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. For the fiscal year ended September 30, 2012, approximately 2,105,000 total auction participants participated in auctions on our marketplaces.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. A "critical accounting estimate" is one which is both important to the portrayal of our financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We continuously evaluate our critical accounting estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition. For transactions in our marketplaces, which generate substantially all of our revenue, we recognize revenue when all of the following criteria are met:

- a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;
- title has passed to a buyer and the buyer has assumed risks and rewards of ownership; and
- collection is reasonably assured.

Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Revenue is also evaluated for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which we are deemed to be the primary obligor, bear physical and general inventory risk, and credit risk, we recognize as revenue the gross proceeds from the sale, including buyer's premiums. Arrangements in which we act as an agent or broker on a consignment basis, without taking general or physical inventory risk, revenue is recognized based on the sales commissions that are paid to us by the sellers for utilizing our services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to us upon completion of the transaction.

We have evaluated our revenue recognition policy related to sales under our profit-sharing model and determined it is appropriate to account for these sales on a gross basis. The following factors were most heavily relied upon in our determination:

- We are the primary obligor in the arrangement, and we have general inventory risk.
- We are the seller in substance and in appearance to the buyer; the buyer contacts us if there is a problem with the purchase. Only we and the buyer are parties to the sales contract and the buyer has no recourse to the supplier. If the buyer has a problem, he or she looks to us, not the supplier.
- The buyer does not and cannot look to the supplier for fulfillment or for product acceptability concerns.
- We take title to the inventory upon paying the amount set forth in the contract with the supplier. Such amount is generally a percentage of the supplier's original acquisition cost under our Surplus and certain commercial contracts, a percentage of the supplier's last retail price under certain commercial contracts and varies depending on the type of the inventory purchased or a fixed price per pound under our Scrap Contract.
- We are at risk of loss for all amounts paid to the supplier in the event the property is damaged or otherwise becomes unsaleable. In addition, as payments made for inventory are excluded from the calculation for the profit-sharing distribution under our DoD contracts, we effectively bear inventory risk for the full amount paid to acquire the property (*i.e.*, there is no sharing of inventory risk).

Business Combinations. The Company recognizes all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Generally, restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price (i.e., working capital adjustments) or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill. All subsequent changes to a valuation allowance or uncertain tax position that relate to the

acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in capital as required.

Valuation of goodwill and other intangible assets. We identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

We test our goodwill and other intangible assets for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our statements of operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.

Our management makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets, which totaled $220.0 million at September 30, 2012. Such events may include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our base of buyers and sellers or material negative changes in our relationships with material customers.

Income taxes. We account for income taxes using the asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that we believe will more likely than not be realized. The resulting net deferred tax asset reflects management's estimate of the amount that will be realized.

We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally

years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

We apply the authoritative guidance related to uncertainty in income taxes. We concluded that there were no uncertain tax positions identified during its analysis.

Stock-based compensation. We recognize in the statements of operations all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. We use the Black-Scholes option pricing model to estimate the fair values of share-based payments.

The above list is not intended to be a comprehensive list of all of our accounting estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with little need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and related notes, which contain accounting policies and other disclosures required by GAAP.

Components of Revenue and Expenses

Revenue. We generate substantially all of our revenue from sales of merchandise held in inventory and by retaining a percentage of the proceeds from the sales. Our revenue recognition practices are discussed in more detail in the section above entitled *"Critical Accounting Estimates."*

Cost of goods sold (excluding amortization). Cost of goods sold includes the costs of purchasing and transporting property for auction, as well as credit card transaction fees.

Profit-sharing distributions. Our Scrap Contract with the DoD has been structured as a profit-sharing arrangements in which we purchase and take possession of all goods we receive from the DoD at a contractual price per pound. After deducting allowable operating expenses, we disburse to the DoD on a monthly basis a percentage of the profits of the aggregate monthly sales. We retain the remaining percentage of these profits after the DoD's disbursement. We refer to these disbursement payments to the DoD as profit-sharing distributions.

Technology and operations. Technology expenses consist primarily of personnel costs related to our programming staff who develop and deploy new marketplaces and continuously enhance existing marketplaces. These personnel also develop and upgrade the software systems that support our operations, such as sales processing. Because our marketplaces and support systems require frequent upgrades and enhancements to maintain viability, we have determined that the useful life for substantially all of our internally developed software is less than one year. As a result, we expense these costs as incurred.

Operations expenses consist primarily of operating costs, including buyer relations, shipping logistics and distribution center operating costs.

Sales and marketing. Sales and marketing expenses include the cost of our sales and marketing personnel as well as the cost of marketing and promotional activities. These activities include online marketing campaigns such as paid search advertising.

General and administrative. General and administrative expenses include all corporate and administrative functions that support our operations and provide an infrastructure to facilitate our future growth. Components of these expenses include executive management and staff salaries, bonuses and related taxes and employee benefits; travel; headquarters rent and related occupancy costs; and legal and accounting fees. The salaries, bonus and employee benefits costs included as general and

administrative expenses are generally more fixed in nature than our operating expenses and do not vary directly with the volume of merchandise sold through our marketplaces.

Amortization of contract intangibles. Amortization of contract intangibles expense consists of the amortization of our Scrap Contract award during June 2005 and our contract intangibles associated with the Jacobs Trading acquisition on October 1, 2011. The Scrap Contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase was being amortized over 84 months on a straight-line basis and was fully amortized as of September 30, 2012. The amortization period is correlated to the base term of the contract, exclusive of renewal periods. The intangible asset created in conjunction with the acquisition is valued at $33.3 million and is being amortized over 55 months on a straight-line basis. The amortization period is correlated to the base term of the Wal-Mart contract from the acquisition date, exclusive of renewal periods.

Depreciation and amortization. Depreciation and amortization expenses consist primarily of the depreciation and amortization of amounts recorded in connection with the purchase of furniture, fixtures and equipment and amortization of intangible assets from our acquisitions.

Acquisition costs. Acquisition costs consist of expenses incurred to complete a business combination and adjustments to the fair value of earn-outs.

Interest income (expense) and other income (expense), net. Interest income (expense) and other income (expense), net consists primarily of interest income on cash and short-term investments and interest expense on borrowings under our notes payable and realized gains or losses on short-term investments.

Income taxes. During fiscal years 2010, 2011 and 2012, we had an effective income tax rate for continuing operations of approximately 45%, 43% and 40%, respectively, which included federal, state and foreign income taxes. We estimate that our future effective income tax rate will be approximately 40%.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of revenue. These results of operations for the year ended September 30, 2010 have been recast so that the basis of presentation is consistent with that of the results of operations for the years ended September 30, 2012 and 2011. This recast reflects the financial condition, results of operations and cash flows of Liquidity Services, Ltd., as discontinued operations.

	Year ended September 30,		
	2010	2011	2012
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of goods sold (excluding amortization)	40.1	38.6	41.7
Profit-sharing distributions	15.1	15.1	9.1
Technology and operations	16.7	15.9	14.2
Sales and marketing	7.5	7.1	6.6
General and administrative	8.7	8.1	7.8
Amortization of contract intangibles	0.3	0.3	1.7
Depreciation and amortization	1.3	1.4	1.3
Acquisition costs	0.1	2.1	0.3
Total costs and expenses	89.8	88.6	82.7
Income from continuing operations	10.2	11.4	17.3
Interest and other expense, net	0.2	0.4	0.5
Income from continuing operations before provision for income taxes	10.0	11.0	16.8
Provision for income taxes	4.5	4.7	6.6
Income from continuing operations	5.5%	6.3%	10.2%

Year Ended September 30, 2012 Compared to Year Ended September 30, 2011

Revenue. Revenue increased $147.9 million, or 45.2%, to $475.3 million for the year ended September 30, 2012 from $327.4 million for the year ended September 30, 2011. This increase was primarily due to (1) a 99.7% increase, or $128.5 million, in our commercial business as a result of the acquisitions of Jacobs Trading in October 2011 and GoIndustry in July 2012, as well as several new programs for large retailers and manufacturers; and (2) a 26.4% increase, or $27.0 million, in our DoD surplus business, as a result of increasing property flow from the DoD and a higher mix of high value capital assets such as rolling stock, offset in part by an 11.1% decrease, or $9.5 million, in our DoD scrap business as a result of decreasing property flow from the DoD and lower commodity prices. The amount of GMV transacted through our marketplaces increased $315.6 million, or 57.5%, to $864.2 million for the year ended September 30, 2012 from $548.6 million for the year ended September 30, 2011, primarily due to (1) the growth in our commercial and DoD business discussed above; and (2) an 18.0% increase, or $20.0 million, in our state and local government business, which utilizes the consignment model.

Cost of goods sold (excluding amortization). Cost of goods sold (excluding amortization) increased $71.7 million, or 56.7%, to $198.1 million for the year ended September 30, 2012 from $126.4 million for the year ended September 30, 2011. As a percentage of revenue, these expenses increased to 41.7% in fiscal 2012 compared to 38.6% in fiscal 2011. These increases are primarily due to our commercial marketplaces as a result of the growth discussed above and the Jacobs acquisition, which primarily utilizes the purchase model.

Profit-sharing distributions. Profit-sharing distributions decreased $6.1 million, or 12.3%, to $43.2 million for the year ended September 30, 2012 from $49.3 million for the year ended September 30, 2011. As a percentage of revenue, these expenses decreased to 9.1% in fiscal 2012 compared to 15.1% in fiscal 2010. These decreases were primarily due to decreasing property flow from the DoD Scrap contract and lower commodity prices.

Technology and operations expenses. Technology and operations expenses increased $15.4 million, or 29.5%, to $67.6 million for the year ended September 30, 2012 from $52.2 million for the year ended September 30, 2011, primarily due to increases in staff, outsourced processing labor and temporary wages, including stock based compensation, and consultant fees associated with technology infrastructure projects. As a percentage of revenue, these expenses decreased to 14.2% in fiscal 2012 from 15.9% in fiscal 2011, primarily due to the increase in revenue, while leveraging our fixed costs, such as programming staff and distribution centers.

Sales and marketing expenses. Sales and marketing expenses increased $8.0 million, or 34.2%, to $31.3 million for the year ended September 30, 2012 from $23.3 million for the year ended September 30, 2011, primarily due to (1) $2.4 million of expenses related to increases in staff wages, including stock based compensation, to support the growth discussed above, (2) $4.7 million of expenses associated with the acquisitions of Jacobs Trading and GoIndustry; and (3) $0.9 million of expenses related to increases in marketing and promotion. As a percentage of revenue, these expenses decreased to 6.6% in fiscal 2012 from 7.1% in fiscal 2011, primarily due to the increase in revenue while leveraging our fixed costs, such as marketing staff.

General and administrative expenses. General and administrative expenses increased $10.6 million, or 40.1%, to $37.1 million for the year ended September 30, 2012 from $26.5 million for the year ended September 30, 2011, primarily due to (1) $6.3 million of expenses associated with increases in staff wages and stock based compensation and (2) $4.3 million of expenses associated with increases in general corporate expenses. As a percentage of revenue, these expenses decreased to 7.8% in fiscal 2012 from 8.1% in fiscal 2011, primarily due to the increase in revenue while leveraging our fixed costs, such as corporate staff.

Amortization of contract intangibles. Amortization of contract intangibles increased $7.1 million, or 877.0%, to $7.9 million for the year ended September 30, 2012 from $0.8 million for the year ended September 30, 2011, as a result of our acquisition of Jacobs Trading on October 1, 2011. The contract intangible asset created in conjunction with the acquisition was valued at $33.3 million and is being amortized over 55 months on a straight-line basis.

Depreciation and amortization expenses. Depreciation and amortization expenses increased $1.3 million, or 27.4%, to $6.2 million for the year ended September 30, 2012 from $4.9 million for the year ended September 30, 2011, primarily due to additional depreciation expense resulting from the purchase of $6.8 million of property and equipment during fiscal year ended September 30, 2012.

Acquisition costs. Acquisition costs decreased $5.0 million to $1.7 million for the year ended September 30, 2012 from $6.7 million for the year ended September 30, 2011, primarily due to (1) the $7.0 million decrease in fair value of the TruckCenter.com earn out liability, (2) the increase of $6.3 million for the fair value of the Jacobs Trading earn out liability, and (3) approximately $2.4 million in acquisition costs related to the GoIndustry acquisition.

Interest expense and other expense, net. Interest expense and other expense, net, increased $1.0 million, or 86.5%, to $2.2 million for the year ended September 30, 2012 from $1.2 million for the year ended September 30, 2011, primarily due to the $40 million Jacobs Trading acquisition seller subordinated note which bears interest at 5%.

Provision for income tax expense. Income tax expense increased $16.2 million, or 104.7%, to $31.7 million for the year ended September 30, 2012 from $15.5 million for the year ended September 30, 2011, primarily due to the increase in income before provision for income taxes from continuing operations.

Income from continuing operations. Income from continuing operations increased $27.6 million, or 133.6%, to $48.3 million for the year ended September 30, 2012 from $20.7 million for the year ended September 30, 2011, for the reasons noted above.

Net income. Net income increased $39.8 million, or 467.4%, to $48.3 million for the year ended September 30, 201s from $8.5 million for the year ended September 30, 2011 for the reasons noted above.

Year Ended September 30, 2011 Compared to Year Ended September 30, 2010

Revenue. Revenue increased $54.4 million, or 19.9%, to $327.4 million for the year ended September 30, 2011 from $273.0 million for the year ended September 30, 2010. This increase was primarily due to (1) a 20.0% increase, or $14.4 million, in our scrap business, which utilizes the profit sharing model, as a result of increasing commodity prices and a higher mix of high value metals; (2) a 20.1% increase, or $18.3 million, in our U.S. commercial business as a result of several new purchase model programs for large retailers; (3) a 19.1% increase, or $16.4 million, in our surplus business, as a result of increasing property flow from the DoD and a higher mix of high value capital assets such as rolling stock, and (4) an increase of 24.4% or $5.8 million in our consignment business due in part to the acquisitions of Network International, completed on June 15, 2010, and TruckCenter.com, completed on June 1, 2011. The amount of GMV transacted through our marketplaces increased $132.2 million, or 31.8%, to $548.6 million for the year ended September 30, 2011 from $416.3 million for the year ended September 30, 2010, primarily due to (1) the growth in our U.S. commercial and DoD businesses discussed above; (2) a 30.4% increase, or $26.0 million, in our state and local government business, which utilizes the consignment model; and (3) the acquisitions of Network International and TruckCenter.com, which both utilize the consignment model.

Cost of goods sold (excluding amortization). Cost of goods sold (excluding amortization) increased $17.0 million, or 15.5%, to $126.4 million for the year ended September 30, 2011 from $109.4 million for the year ended September 30, 2010, primarily due to the expenses associated with our U.S. commercial marketplaces as a result of the growth discussed above, which primarily utilizes the purchase model. As a percentage of revenue, cost of goods sold (excluding amortization) decreased to 38.6% in fiscal 2011 compared to 40.1% in fiscal 2010, primarily due to the acquisitions of Network International and TruckCenter.com which utilize the consignment model.

Profit-sharing distributions. Profit-sharing distributions increased $8.0 million, or 19.4%, to $49.3 million for the year ended September 30, 2011 from $41.3 million for the year ended September 30, 2010. These increases were primarily due to the growth in our DoD scrap business discussed above. As a percentage of revenue, profit-sharing distributions remained constant at 15.1% in fiscal 2011 and fiscal 2010.

Technology and operations expenses. Technology and operations expenses increased $6.5 million, or 14.2%, to $52.2 million for the year ended September 30, 2011 from $45.7 million for the year ended September 30, 2010, primarily due to increases in staff, outsourced processing labor and temporary wages, including stock based compensation, and consultant fees associated with technology infrastructure projects. As a percentage of revenue, these expenses decreased to 15.9% in fiscal 2011 from 16.7% in fiscal 2010, primarily due to the increase in revenue, while leveraging our fixed costs, such as programming staff and distribution centers.

Sales and marketing expenses. Sales and marketing expenses increased $2.9 million, or 14.2%, to $23.3 million for the year ended September 30, 2011 from $20.4 million for the year ended September 30, 2010, primarily due to increases in staff wages, including stock based compensation, to support the growth discussed above, as well as the acquisitions of Network International and TruckCenter.com. As a percentage of revenue, these expenses decreased to 7.1% in fiscal 2011 from 7.5% in fiscal 2010, primarily due to the increase in revenue while leveraging our fixed costs, such as marketing staff.

General and administrative expenses. General and administrative expenses increased $2.9 million, or 12.1%, to $26.5 million for the year ended September 30, 2011 from $23.6 million for the year ended September 30, 2010, primarily due to expenses of $1.4 million associated with increases in staff wages and stock based compensation and expenses of $1.5 million associated with increases in general corporate expenses. As a percentage of revenue, these expenses decreased to 8.1% in fiscal 2011 from 8.7% in fiscal 2010, primarily due to the increase in revenue while leveraging our fixed costs, such as corporate staff.

Amortization of contract intangibles. Amortization of contract intangibles was consistent at $0.8 million for the year ended September 30, 2011 and 2010, as a result of our Scrap Contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight line basis, which began in August 2005.

Depreciation and amortization expenses. Depreciation and amortization expenses increased $1.3 million, or 35.3%, to $4.9 million for the year ended September 30, 2011 from $3.6 million for the year ended September 30, 2010, primarily due to additional depreciation expense resulting from the purchase of $4.8 million of property and equipment during fiscal year ended September 30, 2011.

Acquisition costs. Acquisition costs increased $6.2 million, or 1,179.9%, to $6.7 million for the year ended September 30, 2011 from $0.5 million for the year ended September 30, 2010, primarily due to the $4.7 million increase in the fair value of the earn out for Network International, $1.7 million for the acquisition of Jacobs Trading, and $0.2 million for the acquisition of TruckCenter.com.

Interest income and other income (expense), net. Interest income and other income (expense), net, increased $0.8 million, or 177.6%, to $1.2 million for the year ended September 30, 2011 from $0.4 million for the year ended September 30, 2010, primarily due to an increase in other expense.

Provision for income tax expense. Income tax expense increased $3.3 million, or 27.0%, to $15.5 million for the year ended September 30, 2011 from $12.2 million for the year ended September 30, 2010, primarily due to the increase in income before provision for income taxes from continuing operations.

Income from continuing operations. Income from continuing operations increased $5.6 million, or 37.1%, to $20.7 million for the year ended September 30, 2011 from $15.1 million for the year ended September 30, 2010, for the reasons noted above.

Discontinued operations. The Company substantially liquidated its UK subsidiary in fiscal year 2011, recording a $17.5 million goodwill impairment (inclusive of currency translation adjustments previously recorded in other comprehensive income), a $9.2 million worthless stock deduction tax benefit, and a $1.8 million foreign currency translation tax benefit. See Note 5 to our consolidated financial statements.

Net income. Net income decreased $3.5 million, or 29.1%, to $8.5 million for the year ended September 30, 2011 from $12.0 million for the year ended September 30, 2010 for the reasons noted above.

Liquidity and Capital Resources

Historically, our primary cash needs have been working capital (including capital used for inventory purchases), which we have funded primarily through cash generated from operations. As of September 30, 2012, we had approximately $104.8 million in cash and cash equivalents and $70.5 million available under our $75.0 million senior credit facility, due to issued letters of credit for $4.5 million; $1.0 million of our availability under this facility is set aside as a contractual obligation under our DoD Scrap Contract. Subsequent to September 30, 2012, we utilized $41.0 million to repay the seller subordinated 5.0% note, including accrued interest, associated with the Jacobs Trading acquisition and $18.3 million to close the NESA acquisition.

On December 2, 2008, our Board of Directors approved a $10.0 million share repurchase program. Under the program, we are authorized to repurchase the issued and outstanding shares of common stock. Share repurchases may be made through open market purchases, privately negotiated transactions or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The repurchase program may be discontinued or suspended at any time, and will be funded using our available cash. On each of February 2, 2010, November 30, 2010, and May 3, 2011, our Board of Directors approved the repurchase of up to an additional $10.0 million in shares, and on May 17, 2012, an additional $30.0 million in shares were approved to be repurchased by our Board of Directors under the share repurchase program. Our Company's Board of Directors reviews the share repurchase program periodically, the last such review having occurred in May 2012. During the year ended September 30, 2009, 707,462 shares were purchased under the program for approximately $3,874,000. During the year ended September 30, 2010, 1,225,019 shares were purchased under the program for approximately $14,471,000. During the year ended September 30, 2011, 229,575 shares were purchased under the program for approximately $3,541,000. During the year ended September 30, 2012, 505,067 shares were purchased and retired under the program for approximately $30,000,000. As of September 30, 2012, approximately $18,114,000 may yet be expended under the program. During the year ended September 30, 2012, all shares repurchased under the program were retired.

Senior credit facility. We maintain a $75.0 million senior credit facility due May 31, 2014. The senior credit facility bears an annual interest rate of 30 day LIBOR plus 1.25%. As of September 30, 2012, we had no outstanding indebtedness under our senior credit facility and our borrowing availability was $70.5 million due to issued letters of credit for $4.5 million; $1.0 million of our availability under this facility is set aside as a contractual obligation under our DoD Scrap Contract. The obligations under our senior credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized subsidiaries (other than our subsidiary organized to service our DoD Scrap contract) and secured on a first priority basis by security interests (subject to permitted liens) in substantially all assets owned by us, and each of our other domestic subsidiaries, subject to limited exceptions. The Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirements to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA) and a minimum debt coverage ratio. Our credit agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. As of September 30, 2012, we were in full compliance with the terms and conditions of our credit agreement.

Subordinated note. In conjunction with the Jacobs Trading acquisition, we issued a $40,000,000 seller subordinated 5% unsecured note. We repaid this note subsequent to September 30, 2012.

Substantially all of our sales are recorded subsequent to receipt of payment authorization, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Changes in Cash Flows: 2012 Compared to 2011

Net cash provided by operating activities from continuing operations increased $12.0 million to $52.6 million for the year ended September 30, 2012 from $40.6 million for the year ended September 30, 2011. For the year ended September 30, 2012, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $48.3 million, depreciation and amortization expense of $14.1 million, stock compensation expense of $12.1 million, a net increase in accounts receivable, inventory and prepaid expense of $16.2 million, offset in part by a net decrease in accounts payable, accrued expenses and other liabilities of $20.4 million, and a net increase in the provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $17.7 million. For the year ended September 30, 2011, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $20.7 million, depreciation and amortization expense of $5.7 million, stock compensation expense of $9.1 million, a net increase in accounts payable, accrued expenses and other liabilities of $5.8 million, a net increase in accounts receivable, inventory and prepaid assets of $5.6 million, offset in part by a net decrease in provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $6.3 million.

Net cash (used in) provided by investing activities was ($78.6) million for the year ended September 30, 2012 and $19.6 million for the year ended September 30, 2011. Net cash used in investing activities in fiscal 2012 consisted primarily of net cash paid for acquisitions net of cash acquired and an increase of goodwill and intangibles of $71.8 million, and capital expenditures of $6.8 million for purchases of equipment and leasehold improvements.

Net cash provided by investing activities in fiscal 2011 consisted primarily of net proceeds from the sale and purchase of short-term investments of $33.5 million, capital expenditures of $4.8 million for

purchases of equipment and leasehold improvements, and cash paid for acquisitions net of cash acquired and an increase of goodwill and intangibles of $9.1 million.

Net cash provided by financing activities was $2.4 million for the year ended September 30, 2012 and $26.7 million for the year ended September 30, 2011. Net cash provided by financing activities in fiscal 2012 consisted primarily of $15.5 million from exercises of common stock options and the tax benefit of $16.9 million, offset in part by $30.0 million for stock repurchases. Net cash provided by financing activities in fiscal 2011 consisted primarily of $23.6 million from exercises of common stock options and the tax benefit of $6.6 million, offset in part by $3.5 million for stock repurchases.

Changes in Cash Flows: 2011 Compared to 2010

Net cash provided by operating activities from continuing operations increased $6.8 million to $40.6 million for the year ended September 30, 2011 from $33.8 million for the year ended September 30, 2010. For the year ended September 30, 2011, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $20.7 million, depreciation and amortization expense of $5.7 million, stock compensation expense of $9.1 million, a net increase in accounts payable, accrued expenses and other liabilities of $5.8 million, a net increase in accounts receivable, inventory and prepaid assets of $5.6 million, offset in part by a net decrease in provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $6.3 million. For the year ended September 30, 2010, net cash provided by operating activities from continuing operations primarily consisted of income from continuing operations of $15.1 million, depreciation and amortization expense of $4.4 million, stock compensation expense of $7.9 million, and a net increase in accounts payable, accrued expenses and other liabilities of $9.8 million, offset in part by a net decrease accounts receivable, inventory and prepaid assets of $2.2 million and a net decrease in provision for doubtful accounts, inventory allowance, deferred tax benefit, and incremental tax from exercise of common stock options of $1.2 million.

Net cash provided by (used in) investing activities was $19.6 million for the year ended September 30, 2011 and ($10.7) million for the year ended September 30, 2010. Net cash provided by investing activities in fiscal 2011 consisted primarily of net proceeds from the sale and purchase of short-term investments of $33.5 million, offset in part by capital expenditures of $4.8 million for purchases of equipment and leasehold improvements, and cash paid for acquisitions net of cash acquired and an increase in goodwill and intangibles of $9.1 million. Net cash used in investing activities in fiscal 2010 consisted primarily of capital expenditures of $3.6 million, $4.1 million for the purchase of the assets of a company, $0.1 million for investment activities of discontinued operations, and net purchases of short-term investments of $2.9 million.

Net cash provided by (used in) financing activities was $26.7 million for the year ended September 30, 2011 and ($10.6) million for the year ended September 30, 2010. Net cash provided by financing activities in fiscal 2011 consisted primarily of $30.2 million from exercises of common stock options and the tax benefit of $6.6 million, offset in part by $3.5 million for stock repurchases. Net cash used in financing activities in fiscal 2010 consisted primarily of $14.5 million for stock repurchases and $0.1 million for principal repayments of capital lease obligations, offset by $4.0 million from exercises of common stock options including the tax benefit.

Capital Expenditures. Our capital expenditures consist primarily of computers and purchased software, office equipment, furniture and fixtures, and leasehold improvements. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. We expect capital expenditures to range from $6.0 million to $7.0 million in the fiscal year ending September 30, 2013. We intend to fund those expenditures primarily from operating cash flows. Our capital expenditures for the year ended September 30, 2012

were $6.8 million. As of September 30, 2012, we had no outstanding commitments for capital expenditures.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the development and deployment of new marketplaces, the introduction of new value added services and the costs to establish additional distribution centers. Although we are currently not a party to any definitive agreement with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. There is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Contractual and Commercial Commitments

The table below represents our significant commercial commitments as of September 30, 2012. Operating leases, which represent commitments to rent office and warehouse space in the United States, are not reflected on our balance sheets.

	Total	Less than 1 year	1 to 3 years	3 to 5 Years	5+ years
			(in thousands)		
Operating leases	$28,440	$8,667	$10,398	$6,376	$2,999
Total contractual cash obligations	$28,440	$8,667	$10,398	$6,376	$2,999

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations during the fiscal years ended September 30, 2010, 2011 and 2012.

New Accounting Pronouncements

In September 2011, the FASB amended its guidance for testing goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amended guidance, included in ASU 2011-08, "Testing Goodwill for Impairment" is effective for our annual reporting period beginning on October 1, 2012. The amended guidance is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. We do not expect the adoption to have a material impact on the financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220)—Presentation of Comprehensive Income*, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for our first quarter of fiscal 2013 (quarter ending December 31, 2012) and should be applied retrospectively. We believe there will be no significant impact on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest rate sensitivity. We had $40.0 million of fixed 5% unsecured subordinated debt as of September 20, 2012, which we repaid subsequent to September 30, 2012, and thus do not have any related interest rate exposure. Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss.

Exchange rate sensitivity. We consider our exposure to foreign currency exchange rate fluctuations to be minimal, as less than four percent of our sales are denominated in foreign currencies. We have not engaged in any hedging or other derivative transactions to date.

Item 8. Financial Statements and Supplemental Data.

Annual Financial Statements and Selected Financial Data: The consolidated financial statements and accompanying notes listed in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K are included elsewhere in this Annual Report.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. The report of Ernst & Young LLP, our independent registered public accounting firm, regarding management's assessment of internal control over financial reporting, and its audit of our internal control over financial reporting is set forth below in this section. This section should be read in conjunction with the certifications and the Ernst & Young LLP report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of disclosure controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 10-K. In the course of the controls evaluation, we reviewed identified data errors, control problems or indications of potential fraud and, where appropriate, sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is

performed on a quarterly basis so that the conclusions of management, including the Chief Executive Officer and Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls, and to modify them as necessary. Our intent is to maintain the disclosure controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Form 10-K, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to Liquidity Services and our consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared. We reviewed the results of management's evaluation with the Audit Committee of our Board of Directors.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; and (iii) provide reasonable assurance regarding authorization to effect the acquisition, use or disposition of company assets, as well as the prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of September 30, 2012, the end of our fiscal year. Management based its assessment on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our finance organization.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the company's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included at the end of this section.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Other inherent limitations include the realities that judgments in

decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

On a quarterly basis we evaluate any changes to our internal control over financial reporting to determine if material changes occurred. There were no changes in our internal controls over financial reporting during the quarterly period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
Liquidity Services, Inc. and Subsidiaries

We have audited Liquidity Services, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Liquidity Services, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Liquidity Services, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Liquidity Services, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012 of Liquidity Services, Inc. and subsidiaries and our report dated November 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
November 29, 2012

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference from the Company's Proxy Statement relating to its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2012.

Code of Ethics, Governance Guidelines and Committee Charters

We have adopted a *Code of Business Conduct and Ethics* that applies to all Liquidity Services employees. The *Code of Business Conduct and Ethics* is available on our website.

Item 11. Executive Compensation.

Incorporated by reference from the Company's Proxy Statement relating to its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

Incorporated by reference from the Company's Proxy Statement relating to its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2012.

Item 13. Certain Relationship and Related Transactions, and Director Independence.

Incorporated by reference from the Company's Proxy Statement relating to its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2012.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference from the Company's Proxy Statement relating to its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required or are inapplicable and therefore have been omitted.

(a)(3) The documents required to be filed as exhibits to this report under Item 601 of Regulation S-K are listed in the Exhibit Index included elsewhere in this report, which list is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Liquidity Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Liquidity Services, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liquidity Services, Inc. and subsidiaries at September 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liquidity Services, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
November 29, 2012

Liquidity Services, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands)

	September 30, 2012	September 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	$104,782	$128,984
Accounts receivable, net of allowance for doubtful accounts of $1,248 and $514 in 2012 and 2011, respectively	16,226	6,049
Inventory	20,669	15,065
Prepaid and deferred taxes	16,927	16,073
Prepaid expenses and other current assets	3,973	4,805
Current assets of discontinued operations	—	277
Total current assets	162,577	171,253
Property and equipment, net	10,382	7,042
Intangible assets, net	34,204	2,993
Goodwill	185,771	40,549
Other assets	7,474	5,970
Total assets	$400,408	$227,807
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 9,997	$ 8,590
Accrued expenses and other current liabilities	36,425	23,411
Profit-sharing distributions payable	4,041	7,267
Current portion of acquisition earn out payable	14,511	5,410
Customer payables	34,255	12,728
Current portion of note payable	10,000	—
Current liabilities of discontinued operations	154	2,160
Total current liabilities	109,383	59,566
Acquisition earn out payable	—	4,741
Note payable, net of current portion	32,000	—
Deferred taxes and other long-term liabilities	9,022	2,087
Total liabilities	150,405	66,394
Stockholders' equity:		
Common stock, $0.001 par value; 120,000,000 shares authorized; 31,138,111 shares issued and outstanding at September 30, 2012; 31,192,608 shares issued and 29,030,552 shares outstanding at September 30, 2011	31	29
Additional paid-in capital	182,361	124,886
Treasury stock, at cost	—	(21,884)
Accumulated other comprehensive income	1,246	52
Retained earnings	66,365	58,330
Total stockholders' equity	250,003	161,413
Total liabilities and stockholders' equity	$400,408	$227,807

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in Thousands Except Share and Per Share Data)

	Year ended September 30,		
	2012	2011	2010
Revenue	$ 415,829	$ 297,584	$ 249,337
Fee revenue	59,475	29,794	23,678
Total revenue from continuing operations	475,304	327,378	273,015
Costs and expenses from continuing operations:			
Cost of goods sold (excluding amortization)	198,123	126,395	109,376
Profit-sharing distributions	43,242	49,318	41,310
Technology and operations	67,553	52,178	45,700
Sales and marketing	31,252	23,279	20,381
General and administrative	37,107	26,484	23,606
Amortization of contract intangibles	7,943	813	813
Depreciation and amortization	6,223	4,881	3,609
Acquisition costs	1,695	6,702	524
Total costs and expenses	393,138	290,050	245,319
Income from continuing operations	82,166	37,328	27,696
Interest and other expense, net	2,218	1,190	428
Income before provision for income taxes from continuing operations	79,948	36,138	27,268
Provision for income taxes	31,652	15,459	12,194
Income from continuing operations	48,296	20,679	15,074
Loss from discontinued operations, net of tax	—	12,167	3,061
Net income	$ 48,296	$ 8,512	$ 12,013
Basic earnings (loss) per common share:			
From continuing operations	$ 1.57	$ 0.75	$ 0.55
From discontinued operations	—	(0.44)	(0.11)
Basic earnings per common share	$ 1.57	$ 0.31	$ 0.44
Diluted earnings (loss) per common share:			
From continuing operations	$ 1.47	$ 0.71	$ 0.55
From discontinued operations	—	(0.42)	(0.11)
Diluted earnings per common share	$ 1.47	$ 0.29	$ 0.44
Basic weighted average shares outstanding	30,854,796	27,736,865	27,098,016
Diluted weighted average shares outstanding	32,783,079	29,081,933	27,406,883

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(In Thousands Except Share Data)

	Treasury Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount	Shares	Amount				
Balance at September 30, 2009	(707,462)	$ (3,874)	28,271,983	$28	$ 73,641	$(3,618)	$37,805	$103,982
Common stock repurchase	(1,225,019)	(14,469)	—	(1)	—	—	—	(14,470)
Exercise of common stock options	—	—	555,089	—	3,238	—	—	3,238
Compensation expense and incremental tax benefit from grant of common stock options and restricted stock	—	—	—	—	8,638	—	—	8,638
Comprehensive income:								
Net income	—	—	—	—	—	—	12,013	12,013
Foreign currency translation and other	—	—	—	—	—	(1,027)	—	(1,027)
Balance at September 30, 2010	(1,932,481)	(18,343)	28,827,072	27	85,517	(4,645)	49,818	112,374
Common stock repurchase	(229,575)	(3,541)	—	—	—	—	—	(3,541)
Exercise of common stock options and restricted stock	—	—	2,365,536	2	23,637	—	—	23,639
Compensation expense and incremental tax benefit from grant of common stock options and restricted stock	—	—	—	—	15,732	—	—	15,732
Comprehensive income:								
Net income	—	—	—	—	—	—	8,512	8,512
Foreign currency translation and other	—	—	—	—	—	4,697	—	4,697
Balance at September 30, 2011	(2,162,056)	(21,884)	31,192,608	29	124,886	52	58,330	161,413
Common stock repurchase	(505,067)	(29,999)	—	—		—	—	(29,999)
Common stock retired	2,667,123	51,883	(2,667,123)		(11,622)		(40,261)	—
Exercise of common stock options and restricted stock	—	—	1,712,455	1	15,490	—	—	15,491
Stock consideration paid for acquisition	—	—	900,171	1	24,537	—	—	24,538
Compensation expense and incremental tax benefit from grant of common stock options and restricted stock	—	—	—	—	29,070	—	—	29,070
Comprehensive income:								
Net income	—	—	—	—	—	—	48,296	48,296
Defined benefit pension plan—unrecognized amounts, net of taxes						584		584
Foreign currency translation and other	—	—	—	—	—	610	—	610
Balance at September 30, 2012	—	$ —	31,138,111	$31	$182,361	$ 1,246	$66,365	$250,003

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	2012	2011	2010
Operating activities			
Net income	$ 48,296	$ 8,512	$ 12,013
Less: Discontinued operations, net of tax	—	(12,167)	(3,061)
Income from continuing operations	48,296	20,679	15,074
Adjustments to reconcile income from continuing operations to net cash provided by operating activities from continuing operations:			
Depreciation and amortization	14,166	5,694	4,422
Stock compensation expense	12,117	9,136	7,891
Provision for inventory allowance	884	(22)	512
Provision (benefit) for doubtful accounts	117	221	(62)
Deferred tax (benefit) expense	(1,719)	66	(893)
Incremental tax benefit from exercise of common stock options	(16,953)	(6,597)	(747)
Changes in operating assets and liabilities:			
Accounts receivable	(1,596)	(1,809)	162
Inventory	(132)	(392)	(2,624)
Prepaid expenses and other assets	17,890	7,815	234
Accounts payable	(7,570)	1,552	1,816
Accrued expenses and other	(8,534)	(691)	6,137
Profit-sharing distributions payable	(3,226)	1,671	1,058
Customer payables	2,510	2,945	(124)
Acquisition earn out payable	(3,826)	358	2,805
Other liabilities	205	(1)	(1,895)
Net cash provided by operating activities from continuing operations	52,629	40,625	33,766
Net cash used by operating activities from discontinued operations	(483)	(739)	(1,833)
Net cash provided by operating activities	52,146	39,886	31,933
Investing activities			
Purchases of short-term investments	—	(10,292)	(61,024)
Proceeds from the sale of short-term investments	—	43,812	58,123
Cash paid for acquisitions and increase in goodwill and intangibles	(71,796)	(9,092)	(4,102)
Purchases of property and equipment	(6,793)	(4,822)	(3,624)
Investment activities from discontinued operations	—	—	(92)
Net cash provided (used) in investing activities	(78,589)	19,606	(10,719)
Financing activities			
Principal repayments of capital lease obligations and debt	—	—	(138)
Repurchases of common stock	(29,999)	(3,541)	(14,470)
Proceeds from exercise of common stock options (net of tax)	15,491	23,639	3,238
Incremental tax benefit from exercise of common stock options	16,953	6,597	747
Net cash provided (used) by financing activities	2,445	26,695	(10,623)
Effect of exchange rate differences on cash and cash equivalents	(309)	(476)	(751)
Net increase (decrease) in cash and cash equivalents	(24,307)	85,711	9,840
Cash and cash equivalents at beginning of year	129,089	43,378	33,538
Cash and cash equivalents at end of year	104,782	129,089	43,378
Less: Cash and cash equivalents of discontinued operations at end of year	—	105	844
Cash and cash equivalents of continuing operations at end of year	$104,782	$128,984	$ 42,534
Supplemental disclosure of cash flow information			
Cash paid for income taxes	$ 14,482	$ 6,245	$ 12,486
Cash paid for interest	117	62	64
Note payable issued in connection with acquisition	40,000	—	—
Contingent purchase price accrued	7,438	6,989	2,805

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization

Liquidity Services, Inc. and subsidiaries (LSI or the Company) is a leading online auction marketplace for surplus and salvage assets. LSI enables buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. The Company's marketplaces provide professional buyers access to a global, organized supply of surplus and salvage assets presented with digital images and other relevant product information. Additionally, LSI enables its corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. LSI organizes its products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, energy equipment, industrial capital assets, fleet and transportation equipment and specialty equipment. The Company's online auction marketplaces are *www.liquidation.com*, *www.govliquidation.com*, *www.govdeals.com*, *www.networkintl.com*, *www.truckcenter.com*, *www.secondipity.com*, and *www.go-dove.com*. LSI has one reportable segment consisting of operating online auction marketplaces for sellers and buyers of surplus, salvage and scrap assets.

The Company's operations are subject to certain risks and uncertainties associated with technology-oriented companies including, but not limited to, the Company's dependence on use of the Internet, the effect of general business and economic trends, its susceptibility to rapid technological change, actual and potential competition by entities with greater financial resources, and the potential for the U.S. Government agencies from which the Company has derived a significant portion of its inventory to change the way they conduct their surplus disposition or to otherwise not renew their contracts with the Company.

The Company has evaluated subsequent events through the date that these financial statements were issued and filed with the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, in the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation of the results for the periods presented have been included.

2. Summary of Significant Accounting Policies (Continued)

Discontinued Operations

In determining whether a group of assets disposed (or to be disposed) of should be presented as discontinued operations, the Company makes a determination of whether the group of assets being disposed of comprises a component of the entity; that is, whether it has historical operations and cash flows that can be clearly distinguished (both operationally and for financial reporting purposes). The Company also determines whether the cash flows associated with the group of assets have been significantly (or will be significantly) eliminated from the ongoing operations of the Company as a result of the disposal transaction and whether the Company has no significant continuing involvement in the operations of the group of assets after the disposal transaction. If these determinations can be made affirmatively, the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from continuing operating results of the Company in the consolidated financial statements. See "Note 5" for additional information.

Business Combinations

The Company recognizes all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Generally, restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price (i.e., working capital adjustments) or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill, with the exception of contingent consideration, which is expensed in the period it is modified. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in capital as required.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with an initial maturity of three months or less to be cash equivalents.

Short-Term Investments

Available-for-sale securities, which approximate par value, were stated at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income. For the years ended September 30, 2012, 2011 and 2010, the amount of unrealized losses reported in accumulated other comprehensive income was $0, $0, and $116,000, respectively. Realized gains and losses and declines in fair value that are determined to be other-than-temporary on available-for-sale securities are included in interest income and other income, net. The cost of securities sold was based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in Interest and other income (expense), net. Realized losses for sales of investments for the years ended September 30, 2012, 2011 and 2010 were $0, $15,000, and $111,000, respectively.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Allowances are based on management's judgment, which considers historical experience and specific knowledge of accounts where collectability may not be probable. The Company makes provisions based on historical bad debt experience, a specific review of all significant outstanding invoices and an assessment of general economic conditions.

Inventory

Inventory consists of property obtained for resale, generally through the online auction process, and is stated at the lower of cost or market. Cost is determined using the specific identification method. Charges for unsellable inventory are included in cost of goods sold in the period in which they have been determined to occur.

Property and Equipment

Property and equipment is recorded at cost, and depreciated and amortized on a straight-line basis over the following estimated useful lives:

Computers and purchased software	One to five years
Office equipment	Three years
Furniture and fixtures	Five to seven years
Leasehold improvements	Shorter of lease term or useful life

Intangible Assets

Intangible assets primarily consist of contract acquisition costs, covenants not to compete, and other intangible assets associated with acquisitions (see Note 4). Intangible assets are amortized using the straight-line method over their estimated useful lives, ranging from three to seven years.

Impairment of Long-Lived Assets

Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by comparing the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Goodwill

Goodwill and other non amortizable intangible assets are reviewed for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or the loss of a significant customer. The Company applies a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the

2. Summary of Significant Accounting Policies (Continued)

carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in the statements of operations.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met:

- a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;
- title has passed to the buyer and the buyer has assumed the risks and rewards of ownership; and
- collection is reasonably assured.

Revenue is also evaluated for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which the Company is deemed to be the primary obligor, bears physical and general inventory risk, and credit risk, LSI recognizes as revenue the gross proceeds from the sale, including buyer's premiums. The Company has evaluated its revenue recognition policy related to sales under LSI's profit-sharing model and determined it is appropriate to account for these sales on a gross basis. In the Company's evaluation, the Company relied most heavily upon its status as primary obligor in the sales relationship and the fact that the Company has general inventory risk.

In arrangements in which the Company acts as an agent or broker on a consignment basis, without taking physical or general inventory risk, revenue is recognized based on the sales commissions that are paid to the Company by the sellers for utilizing LSI's services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to the Company upon completion of the transaction. Such revenue is presented as Fee Revenue in the Consolidated Statements of Operations.

The Company collects and remits sales taxes on merchandise that it purchases and sells, and reports such amounts under the net method in its consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold includes the costs of purchasing and transporting property for auction as well as credit card transaction fees. The Company purchases the majority of its inventory at a percentage of the supplier's original acquisition cost under the Surplus and certain commercial contracts, a percentage of the supplier's last retail price under certain commercial contracts and varies depending on the type of the inventory purchased or a fixed price per pound under the Scrap Contract. Title for the inventory passes to the Company at the time of purchase and the Company bears the risks and rewards of ownership. The Company does not have title to assets sold on behalf of its commercial or government customers when it receives only sales commission revenue and, as such, recognizes no cost of goods sold associated with those sales. Cost of goods sold also includes shipping and handling costs and amounts paid by customers for shipping and handling.

2. Summary of Significant Accounting Policies (Continued)

Risk Associated with Certain Concentrations

The Company does not perform credit evaluations for the majority of its buyers. However, substantially all sales are recorded subsequent to payment authorization being received. As a result, the Company is not subject to significant collection risk, as most goods are not shipped before payment is received.

For consignment sales transactions, funds are collected from buyers and are held by the Company on the sellers' behalf. The funds are included in cash and cash equivalents in the consolidated financial statements. The Company releases the funds to the seller, less the Company's commission and other fees due, after the buyer has accepted the goods or within 30 days, depending on the state where the buyer and seller conduct business. The amount of cash held on behalf of the sellers is recorded as customer payables in the accompanying consolidated balance sheets.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents in banks over FDIC limits, short-term investments and accounts receivable. The Company deposits its cash with financial institutions that the Company considers to be of high credit quality.

For the years ended September 30, 2012, 2011, and 2010, approximately 20%, 11%, and 11% of the Company's Gross Merchandise Volume (GMV) was generated from Wal-Mart under multiple contracts / programs.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that the Company believes will more likely than not be realized. The resulting net deferred tax asset reflects management's estimate of the amount that will be realized.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis.

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of restricted stock awards is based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company has estimated forfeitures for share-based awards at the dates of grant based on historical experience, adjusted for future expectation. The forfeiture estimate is revised as necessary if actual forfeitures differ from these estimates.

The Company issues restricted stock awards where restrictions lapse upon either the passage of time (service vesting), achieving performance targets, or some combination of these restrictions. For

2. Summary of Significant Accounting Policies (Continued)

those restricted stock awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For awards with both performance and service conditions, the Company starts recognizing compensation cost over the remaining service period, when it is probable the performance condition will be met. For stock awards that contain performance vesting conditions, the Company excludes these awards from diluted earnings per share computations until the contingency is met as of the end of that reporting period.

The Company presents the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) as a financing activity with a corresponding operating cash outflow in the Consolidated Statements of Cash Flows.

Advertising Costs

Advertising expenditures are expensed as incurred. Advertising costs charged to expense were $4,939,000, $4,768,000, and $4,012,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

Fair Value of Financial Instruments

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, profit-sharing distributions payable, and consignment payables reported in the consolidated balance sheets approximate their fair values.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. The translation of the subsidiary's financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recognized in accumulated other comprehensive income, a separate component of stockholders' equity. Realized foreign currency transaction gains and losses for 2011 and 2010 are included in losses from discontinued operations and for 2012 are included in interest income and other income, net in the consolidated statements of operations.

Comprehensive Income

Comprehensive income includes net income adjusted for foreign currency translation; unrealized gains and losses on available-for-sale securities, and pension benefit adjustments, and is reflected as a separate component of stockholders' equity. For the years ended September 30, 2012, 2011 and 2010, respectively, comprehensive income was $49,490,000, $13,209,000, and $10,986,000.

Earnings per Share

Basic net income attributable to common stockholders per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company had 973,167 unvested restricted shares, which

2. Summary of Significant Accounting Policies (Continued)

were issued at prices ranging from $7.48 – $13.96, during the years ended September 30, 2010 and 2009, of which only 308,867 shares have been included in the calculation of diluted income per share for the year ended September 30, 2010. The Company had 1,294,082 unvested restricted shares, which were issued at prices ranging from $7.48 – $25.52, during the years ended September 30, 2011, 2010, and 2009, of which all have been included in the calculation of diluted income per share for the year ended September 30, 2011, due to the significant difference between the issuance price and the average market price for the period in which they have been outstanding. The Company had 1,399,609 unvested restricted shares, which were issued at prices ranging from $7.48 – $52.55, during the years ended September 30, 2012, 2011, 2010, and 2009, of which all have been included in the calculation of diluted income per share for the year ended September 30, 2012. The Company has also not included the following stock options in the calculation of diluted income per share because the option exercise prices were greater than the average market prices for the applicable periods:

(a) for the fiscal year ended September 30, 2012 – 0 options;

(b) for the fiscal year ended September 30, 2011 – 0 options; and

(c) for the fiscal year ended September 30, 2010 – 296,335 options.

The following summarizes the potential outstanding common stock of the Company as of the dates set forth below:

	September 30,		
	2012	2011	2010
	(dollars in thousands except per share and share data)		
Weighted average shares calculation:			
Basic weighted average shares outstanding	30,854,796	27,736,865	27,098,016
Treasury stock effect of options and restricted stock	1,928,283	1,345,068	308,867
Diluted weighted average common shares outstanding	32,783,079	29,081,933	27,406,883
Income from continuing operations	$ 48,296	$ 20,679	$ 15,074
Income from discontinued operations	—	(12,167)	(3,061)
Net income	$ 48,296	$ 8,512	$ 12,013
Basic income (loss) per common share:			
From continuing operations	$ 1.57	$ 0.75	$ 0.55
From discontinued operations	—	(0.44)	(0.11)
Basic income per common share	$ 1.57	$ 0.31	$ 0.44
Diluted income (loss) per common share:			
From continuing operations	$ 1.47	$ 0.71	$ 0.55
From discontinued operations	—	(0.42)	(0.11)
Diluted income per common share	$ 1.47	$ 0.29	$ 0.44

Basic net income attributable to common stockholders per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common stockholders per share includes

2. Summary of Significant Accounting Policies (Continued)

the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock only if an entity records earnings from continuing operations as such adjustments would otherwise be anti-dilutive to earnings per share from continuing operations.

Recent Accounting Pronouncements

In September 2011, the FASB amended its guidance for testing goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amended guidance, included in ASU 2011-08, "Testing Goodwill for Impairment" is effective for the Company for its annual reporting period beginning on October 1, 2012. The amended guidance is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The Company currently believes there will be no significant impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220)—Presentation of Comprehensive Income*, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company in its first quarter of fiscal 2013 (quarter ended December 31, 2012) and should be applied retrospectively. The Company currently believes there will be no significant impact on its consolidated financial statements.

3. Significant Contracts

DLA Disposition Services

The Company has a Surplus Contract with the DLA Disposition Services in which the base term expired in February 2012 with two one year renewal options. The DoD has exercised both renewal options. Under the Surplus Contract, the Company is required to purchase all usable surplus property offered to the Company by the Department of Defense at a fixed percentage equal to 1.8% of the DoD's original acquisition value. The Company retains 100% of the profits from the resale of the property and bears all of the costs for the merchandising and sale of the property. The Surplus Contract contains a provision providing for a mutual termination of the contract for convenience.

As a result of the Surplus Contract, the Company is the sole remarketer of all DoD surplus turned into the DLA Disposition Services available for sale within the United States, Puerto Rico, and Guam.

3. Significant Contracts (Continued)

The Company has a Scrap Contract with the DLA Disposition Services in which the base term expired in June 2012 with three one year renewal options. The DoD has exercised the first two renewal options. Under the terms of the Scrap Contract, the Company is required to purchase all scrap government property referred to it by the DLA Disposition Services. The Company distributes to the DLA Disposition Services 77% of the profits realized from the ultimate sale of the inventory, after deduction for allowable expenses, as provided for under the terms of the contract. The Contract also has a performance incentive that allows it to receive up to an additional 2% of the profit sharing distribution. This incentive is measured annually on June 30th, and is applied to the prior 12 months. The Company earned a performance incentive for the years ended September 30, 2012, 2011 and 2010 of approximately $1,651,000, $1,601,000, and $1,286,000, respectively. For the years ended September 30, 2012, 2011 and 2010, profit-sharing distributions to the DLA Disposition Services under the Scrap Contract were $43,242,000 $49,318,000, and $40,926,000, including accrued amounts, as of September 30, 2012, 2011, and 2010, of $4,041,000 $7,203,000, and $5,349,000, respectively. The Scrap Contract may be terminated by either the Company or the DLA Disposition Services if the rate of return performance ratio does not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. The Company has performed in excess of the benchmark ratios throughout the contract period through September 30, 2012.

As a result of the Scrap Contract, the Company is the sole remarketer of all U.S. Department of Defense scrap turned into the DLA Disposition Services available for sale within the United States, Puerto Rico, and Guam.

4. Acquisitions

Network International Acquisition

On June 15, 2010, the Company acquired the stock of Network International, Inc. for approximately $10,305,000. The acquisition price included an upfront cash payment of $7,500,000 and an earn-out payment. Under the terms of the agreement, the earn-out was based on EBITDA earned by Network International, Inc. during each of the three six month periods after the closing date of the acquisition through December 31, 2011. The Company estimated the fair value of the earn-out as of September 30, 2010 to be $2,805,000 out of a possible total earn out payment of $7,500,000. During 2011, the Company accrued the remaining $4,695,000 earn-out and made payments for the first two six month measurement periods for a total of approximately $4,338,000. During 2012, the remaining balance of $3,162,000 was paid. Network International is a leading online marketplace for the sale of idle, surplus and used equipment in the oil and gas, petrochemical and power generation industries. Network International conducts sales of client assets on a consignment basis.

Goodwill, which is not deductible for tax purposes due to the stock purchase structure, was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce. The

4. Acquisitions (Continued)

purchase consideration was allocated to acquired tangible assets, identifiable intangible assets, liabilities assumed and goodwill as follows:

	Consideration Amount
	(in thousands)
Cash	$ 3,913
Goodwill	5,991
Receivables and other assets	648
Deferred tax assets	3,753
Covenants not to compete	500
Property and equipment	133
Deferred tax liability	(196)
Other liabilities	(4,437)
Total consideration	$10,305

Truck Center Acquisition

On June 1, 2011, the Company acquired the assets of Truckcenter.com, LLC. (TC) for approximately $15,989,000. The acquisition price included an upfront cash payment of $9,000,000 and an earn-out payment. Under the terms of the agreement, the earn-out is based on EBITDA earned by TC during the trailing 12 months ending August 31, 2012, and the revenue earned by TC during each of the two 12 month periods after the closing date of the acquisition through May 31, 2013. The Company estimated the fair value of the earn-out as of September 30, 2011 to be $6,989,000 out of a possible total earn out payment of $9,000,000. During 2012, based upon revised projections, the Company determined that the fair value of the earn-out was zero and reversed the liability of $6,989,000 with a corresponding reduction (credit) in the Acquisition costs line in the Consolidated Statement of Operations.

Goodwill, which is deductible for tax purposes due to the asset purchase structure, was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce. The purchase consideration was allocated to acquired tangible assets, identifiable intangible assets, and liabilities assumed at fair value and goodwill as follows:

	Consideration Amount
	(in thousands)
Current assets	$ 239
Goodwill	14,167
Brand assets	623
Intangible technology assets	250
Covenants not to compete	700
Property and equipment	48
Current liabilities	(38)
Total consideration	$15,989

4. Acquisitions (Continued)

Jacobs Trading Acquisition

On October 1, 2011, LSI completed its acquisition of the assets of Jacobs Trading, LLC. The acquisition price included an upfront cash payment of $80.0 million, a seller subordinated 5% unsecured note of $40.0 million, the issuance of 900,171 shares of restricted stock (valued at $24.5 million by applying a 15% discount to the Company's closing share price on September 30, 2011) and an earn-out payment. The stock consideration contained a restriction that it is not freely tradable for six months following the acquisition date and the Company used the put option analysis method to fair value the stock. Under the terms of the agreement, the earn-out is based on EBITDA earned by Jacobs during the trailing 12 months ending December 31, 2012 and 2013. The Company's estimate of the fair value of the earn-out as of October 1, 2011 was $8.3 million out of a possible total earn out payment of $30.0 million. During 2012, based on the performance of the business and revised projections, the Company accrued an additional $6.2 million for the earn-out. As of September 30, 2012, the fair value of the earn-out was $14.5 million. Jacobs is a leading remarketer for the sale of surplus and returned consumer goods. Jacobs conducts its sales on a purchase model basis using its marketplace, an extensive global buyer base and product domain expertise.

The total estimated purchase price is allocated to Jacobs' net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of October 1, 2011, the effective date of the acquisition of Jacobs. The purchase price was allocated as follows:

	Consideration Amount
	(in thousands)
Accounts receivable	$ 4,710
Inventory	6,059
Prepaid expenses	120
Goodwill	110,226
Vendor contract intangible asset	33,300
Covenants not to compete	2,400
Property and equipment	847
Accounts payable	(1,837)
Accrued liabilities	(3,101)
Total consideration	$152,724

Goodwill, which is deductible for tax purposes due to the asset purchase structure, was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce. The amount of revenue related to the acquired business included in the 2012 consolidated statement of operation since the date of acquisition is $94.8 million. For the year ended September 30, 2011, the pro forma revenue and EBITDA for the Company inclusive of Jacobs Trading was $403.0 million and $57.6 million, respectively.

GoIndustry Acquisition

In July 2012, the Company completed its purchase of GoIndustry, for 73 pence per share ($11.6 million). GoIndustry is a global provider of surplus asset management, auction and valuation services operating in over 25 countries in North America, Europe and Asia. The acquisition expands

4. Acquisitions (Continued)

the Company's client roster with leading global manufacturers across the aerospace, consumer packaged goods, electronics, pharmaceutical, technology and transportation industry verticals.

The total estimated purchase price is allocated to Go-Industry's net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of July 1, 2012, the effective date of the acquisition of Go-Industry. Based on management's preliminary estimate, as the Company is waiting for additional information and analysis relating to accrued expenses, of the fair value of tangible and intangible assets acquired and liabilities assumed, the purchase price was allocated as follows:

	Consideration Amount
	(in thousands)
Cash	$10,091
Accounts receivable	3,987
Inventory	297
Prepaid expenses and deposits	1,075
Goodwill	34,152
Brand and technology intangible assets	4,877
Property and equipment	354
Accounts payable	(5,788)
Accrued liabilities	(11,087)
Pension liability	(6,468)
Due to customers	(19,017)
Other liabilities	(846)
Total consideration	$11,627

Goodwill was created as part of the acquisition as the Company acquired an experienced and knowledgeable workforce, of which approximately $5.5 million of the goodwill and all of the intangible assets are expected to be tax deductible, as a result of the structure of the transaction. The amount of revenue included in the 2012 consolidated statement of operations related to GoIndustry was not material.

5. Summary of Discontinued Operations

During 2011, the Company ceased operating its United Kingdom business which had conducted sales of surplus assets and retail merchandise. The economic downturn and a low buyer adoption rate of online inventory sourcing created ongoing losses that were not sustainable.

5. Summary of Discontinued Operations (Continued)

The components discontinued operations are as follows:

	Years ended September 30,		
	2012	2011	2010
		(in thousands)	
Revenue	$ —	$ 9,976	$ 13,776
Expense	—	(16,159)	(16,818)
Depreciation and amortization	—	(637)	(516)
Interest income	—	1,078	497
Income tax benefit	—	11,039	—
Goodwill impairment and currency translation	—	(17,464)	—
Loss from discontinued operations	$ —	$(12,167)	$ (3,061)

The impairment charge of $17.5 million includes the reversal of currency translation adjustments of $3.9 million previously recorded in Accumulated other comprehensive income since the time of acquisition and is included in the calculation of loss from discontinued operations. The remaining liabilities at September 30, 2012 consist primarily of accrued severance costs.

6. Property and Equipment

Property and equipment, including equipment under capital lease obligations, consists of the following:

	September 30,	
	2012	2011
	(in thousands)	
Computers and purchased software	$ 15,125	$ 9,229
Office/Operational equipment	4,475	3,398
Furniture and fixtures	1,253	504
Vehicles	1,110	559
Leasehold improvements	4,035	2,298
	25,998	15,988
Less: accumulated depreciation and amortization	(15,616)	(8,946)
	$ 10,382	$ 7,042

Depreciation and amortization expense related to property and equipment for the years ended September 30, 2012, 2011 and 2010 was $4,714,000, $4,180,000, and $3,087,000, respectively.

7. Goodwill

The goodwill of acquired companies is primarily related to the acquisition of an experienced and knowledgeable workforce. The following summarizes our goodwill activity for the periods indicated:

	Goodwill
	(in thousands)
Balance at September 30, 2010	$ 39,831
New acquisitions	14,167
Impairment losses(1)	(13,449)
Balance at September 30, 2011	40,549
New acquisitions	144,378
Translation adjustments	844
Balance at September 30, 2012	$185,771

(1) Goodwill impairment charge related to discontinued UK Operations.

Accumulated impairment losses as of the beginning and end of the period were $13.4 million.

8. Intangible Assets

Intangible assets at September 30, 2012 and September 30, 2011 consisted of the following:

		September 30, 2012			September 30, 2011		
	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(dollars in thousands)					
Contract intangibles	5 - 7	$33,300	$(7,266)	$26,034	$5,694	$(5,016)	$ 678
Brand and technology	3 - 5	6,325	(1,023)	5,302	1,447	(490)	957
Covenants not to compete	3 - 5	4,400	(1,770)	2,630	2,500	(1,336)	1,164
Patent and trademarks	3 - 10	374	(136)	238	289	(95)	194
Total intangible assets, net				$34,204			$2,993

Future expected amortization of intangible assets at September 30, 2012 was as follows:

Years ending September 30,	Amortization
	(in thousands)
2013	$ 9,202
2014	9,031
2015	9,026
2016	6,115
2017 and after	830
Total	$34,204

Amortization expense related to intangible assets for the years ended September 30, 2012, 2011 and 2010 was $9,451,000, $1,514,000, and $1,335,000, respectively.

9. Debt

Senior Credit Facility

On April 30, 2010, the Company entered into a senior credit facility (the Agreement) with a bank, which provides for borrowings up to $30.0 million and expires on April 30, 2013. Borrowings under the Agreement bear interest at an annual rate equal to the 30 day LIBOR rate plus 1.25% (1.471% at September 30, 2012) due monthly. On March 13, 2012, the Company amended this credit facility extending the term to May 31, 2014 and increasing the borrowing capacity up to $75.0 million. As of September 30, 2012, the Company had no outstanding borrowings under the Agreement, and our borrowing availability was $70.5 million, due to issued letters of credit for $4.5 million.

Borrowings under the Agreement are secured by substantially all of the assets of the Company. The Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirements to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA) and a minimum debt coverage ratio. As of September 30, 2012, the Company was in compliance with these covenants.

Subordinated Note

In conjunction with the Jacobs Trading acquisition during 2011, the Company issued a $40,000,000 seller subordinated 5% unsecured note. The note was repaid subsequent to September 30, 2012.

10. Commitments

Leases

The Company leases certain office space and equipment under non-cancelable operating lease agreements, which expire at various dates through 2019. Certain of the leases contain escalation clauses and provide for the pass-through of increases in operating expenses and real estate taxes. Rent related to leases that have escalation clauses is recognized on a straight-line basis. Resulting deferred rent charges are included in other long-term liabilities and were $592,000 and $513,000, at September 30, 2012 and 2011, respectively. Future minimum payments under the leases as of September 30, 2012 are as follows:

Years ending September 30,	Operating Lease Payments
	(in thousands)
2013	$ 8,667
2014	6,168
2015	4,230
2016	3,598
2017	2,778
2018 and after	2,999
Total future minimum lease payments	$28,440

Rent expense for the years ended September 30, 2012, 2011 and 2010 was $8,639,000, $6,800,000, and $6,684,000, respectively.

11. 401(k) Benefit Plan

The Company has a retirement plan (the Plan), which is intended to be a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan available to all eligible employees and allows participants to contribute up to the legal maximum of their eligible compensation, not to exceed the maximum tax-deferred amount allowed by the Internal Revenue Service. The Plan also allows the Company to make discretionary matching contributions. For the years ended September 30, 2012, 2011 and 2010, the Company contributed and recorded expense of approximately $1,113,000, $703,000, and $554,000, respectively, to the Plan.

12. Income Taxes

The components of the provision for income taxes of continuing operations are as follows:

	Years ended September 30,		
	2012	2011	2010
	(in thousands)		
Current tax provision:			
U.S. Federal	$28,124	$13,019	$ 9,833
State	5,129	2,374	3,254
Foreign	118	—	—
	33,371	15,393	13,087
Deferred tax (benefit) expense:			
U.S. Federal	(1,454)	(194)	(958)
State	(265)	260	65
Foreign	—	—	—
	(1,719)	66	(893)
Total provision	$31,652	$15,459	$12,194

12. Income Taxes (Continued)

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30,	
	2012	2011
	(in thousands)	
Deferred tax assets:		
Net operating losses—Foreign	$ 3,170	$ 3,341
Net operating losses—US	2,541	3,408
Accrued vacation and bonus	1,360	952
Inventory capitalization	2,815	1,810
Allowance for doubtful accounts	336	200
Stock compensation expense	5,134	4,672
Pension liability	1,389	—
Other	3,842	1,441
Total deferred tax assets before valuation allowance	20,587	15,824
Less: valuation allowance	(4,558)	(3,341)
Net deferred tax assets	16,029	12,483
Deferred tax liabilities:		
Amortization of goodwill and intangibles	2,644	1,556
Depreciation	1,936	1,781
Other	—	110
Total deferred tax liabilities	4,580	3,447
Net deferred taxes	$11,449	$ 9,036

The reconciliation of the U.S. federal statutory rate to the effective rate for continuing operations is as follows:

	Years ended September 30,		
	2012	2011	2010
U.S. statutory rate	35.0%	35.0%	35.0%
Permanent items	—%	3.5%	2.2%
State taxes	3.9%	4.3%	7.6%
Changes in valuation allowance and other	—	—	(0.1%)
Net foreign rate differential	.7%	—	—
Provision for income taxes	39.6%	42.8%	44.7%

At September 30, 2012 and 2011, the Company had deferred tax assets related to available foreign net operating loss (NOL) carryforwards of approximately $3,170,000 and $3,341,000, which do not expire. Due to historic losses of those foreign entities, the Company does not believe that it is more likely than not that the related deferred tax assets will be realized and a full valuation allowance has been recorded. In addition, the Company also recorded a deferred tax asset of $3,753,000 related to

12. Income Taxes (Continued)

NOL carryforwards related to its acquisition of Network International, Inc. in 2010. These NOL carryforwards expire in 2023. The Company will adjust these NOL carryforwards and the related valuation allowance as the related tax returns are filed.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis. The Company's policy is to recognize interest and penalties in the period in which they occur in the income tax provision. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and in foreign jurisdictions, primarily the U.K. Currently, the Company is not subject to any income tax examinations. The statute of limitations for years prior to fiscal 2009 is now closed. However, certain tax attribute carryforwards that were generated prior to fiscal 2009 may be adjusted upon examination by tax authorities if they are utilized.

13. Stockholders' Equity

2006 Omnibus Long-Term Incentive Plan

In conjunction with the Company's initial public offering, the board of directors and the Company's shareholders approved the 2006 Omnibus Long-Term Incentive Plan, or the 2006 Plan, on December 2, 2005. The 2005 Stock Option and Incentive Plan was terminated when the 2006 Plan became effective, immediately after the closing of the initial public offering.

A portion of the options and restricted shares granted to employees vest based on certain performance conditions being satisfied by the Company. Performance-based stock options are tied to the Company's annual performance against pre-established internal targets and the actual payout under these awards may vary from zero to 100% of an employee's target payout, based upon the Company's actual performance during the previous twelve months. The performance-based stock options are also subject to vesting requirements and generally vest when the performance condition has been satisfied. The fair value for stock options granted during the period was estimated at the grant date using the Black-Scholes option pricing model, as described in Note 2, and the fair value of restricted shares granted is based on the closing price of the shares on the grant date. Compensation cost is recognized when the performance condition has been satisfied or when it becomes probable that the performance condition will be satisfied.

Under the 2006 Plan, as amended, 10,000,000 shares were available for issuance. At September 30, 2009, there were 5,189,996 shares remaining reserved for issuance in connection with awards under the 2006 Plan. During fiscal year 2010, the Company granted options to purchase 624,566 shares to employees and directors with exercise prices between $9.05 and $13.96, and options to purchase 75,467 shares were forfeited. During fiscal year 2010, the Company granted 699,410 restricted shares to employees and directors at prices ranging from $9.05 to $13.96, and 45,026 restricted shares were forfeited. At September 30, 2010, there were 3,986,513 shares remaining reserved for issuance in connection with awards under the 2006 Plan. During fiscal year 2011, the Company granted options to purchase 321,072 shares to employees and directors with exercise prices between $14.30 and $17.02, and options to purchase 73,591 shares were forfeited. During fiscal year 2011, the Company granted 736,340 restricted shares to employees and directors at prices ranging from $12.88 to $25.52, and 150,112 restricted shares were forfeited. During fiscal year 2012, the Company granted options to purchase 181,783 shares to employees and directors with exercise prices between $31.37 and $42.31, and options to purchase 78,148 shares were forfeited. During fiscal year 2012, the Company granted

13. Stockholders' Equity (Continued)

633,647 restricted shares to employees and directors at prices ranging from $31.37 to $52.55, and 138,052 restricted shares were forfeited. During the twelve months ended September 30, 2012, the Company issued 100,000 restricted shares to a non-employee that vest based on performance conditions. At September 30, 2012, there were 2,553,574 shares remaining reserved for issuance in connection with awards under the 2006 Plan. The maximum number of shares subject to options or stock appreciation rights that can be awarded under the 2006 Plan to any person is 1,000,000 per year. The maximum number of shares that can be awarded under the 2006 Plan to any person, other than pursuant to an option or stock appreciation right, is 700,000 per year. These shares and options generally vest over a period of one to four years conditioned on continued employment for the incentive period. During the year ended September 30, 2012, all shares repurchased under the program were retired.

The 2006 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options ("non-qualified stock options"). The exercise price of each stock option may not be less than 100% of the fair market value of the common stock on the date of grant. However, if a grant recipient, who holds at least 10% of the common stock of the Company, receives an incentive stock option, the exercise price of such incentive stock option may not be less than 110% of the fair market value of the common stock on the date of grant. The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant.

The compensation committee may also award under the 2006 Plan:

- restricted stock, which are shares of common stock subject to restrictions;
- stock units, which are common stock units subject to restrictions;
- dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;
- stock appreciation rights, which are rights to receive a number of shares or, in the discretion of the compensation committee and subject to applicable law, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;
- unrestricted stock, which are shares of common stock granted without restrictions as a bonus; and
- performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee (the compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria set forth in the 2006 Plan).

Share Repurchase Program

On December 2, 2008, the Company's Board of Directors approved a $10.0 million share repurchase program. Under the program, the Company is authorized to repurchase the issued and outstanding shares of common stock. Share repurchases may be made through open market purchases, privately negotiated transactions or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors

13. Stockholders' Equity (Continued)

including price, corporate and regulatory requirements and other market conditions. The repurchase program may be discontinued or suspended at any time, and will be funded using our available cash. On each of February 2, 2010, November 30, 2010, and May 3, 2011, the Board of Directors approved the repurchase of up to an additional $10.0 million in shares, and on May 17, 2012, an additional $30.0 million in shares were approved to be repurchased by the Board of Directors under the share repurchase program. The Company's Board of Directors reviews the share repurchase program periodically, the last such review having occurred in May 2012. During the year ended September 30, 2009, 707,462 shares were purchased under the program for approximately $3,874,000. During the year ended September 30, 2010, 1,225,019 shares were purchased under the program for approximately $14,471,000. During the year ended September 30, 2011, 229,575 shares were purchased under the program for approximately $3,541,000. During the year ended September 30, 2012, 505,067 shares were purchased and retired under the program for approximately $30,000,000. As of September 30, 2012, approximately $18,114,000 may yet be expended under the program.

Stock Option Activity

A summary of the Company's stock option activity for the years ended September 30, 2012 and 2011 is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding at September 30, 2010	4,747,289	11.20
Options granted	321,072	15.21
Options exercised	(2,100,223)	11.26
Options canceled	(73,591)	13.18
Options outstanding at September 30, 2011	2,894,547	11.55
Options granted	181,783	34.42
Options exercised	(1,322,387)	11.72
Options canceled	(78,148)	12.72
Options outstanding at September 30, 2012	1,675,795	13.84
Options exercisable at September 30, 2012	922,156	11.77

The following table summarizes information about options outstanding at September 30, 2012:

	Options Outstanding		
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$2.00 - 8.00	242,781	5.84	$ 7.31
$8.23 - $42.31	1,433,014	6.64	14.95
	1,675,795	6.52	13.84

13. Stockholders' Equity (Continued)

The following table summarizes information about options exercisable at September 30, 2012:

	Options Exercisable		
Range of Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
\$3.00 – \$19.30	922,156	5.89	\$11.77

The following table summarizes information about assumptions used in valuing options granted:

	Year ended September 30		
	2012	2011	2010
Dividend yield	—	—	—
Expected volatility	60.4%	63.9% – 64.8%	66.5% – 69.4%
Risk-free interest rate	0.6%	0.3% – 1.7%	0.3% – 1.8%
Expected forfeiture rate	19.0%	18.4%	19.6%

The intrinsic value of outstanding and exercisable options at September 30, 2012 is approximately \$60,946,000 and \$35,448,000, respectively, based on a stock price of \$50.21 on September 30, 2012.

The weighted average grant date fair value of options granted during 2012, 2011 and 2010 was \$34.42, \$15.21, and \$4.02, respectively.

The intrinsic value of options exercised at September 30, 2012, 2011, and 2010 was \$26,911,000, \$43,706,000, and \$3,342,000, respectively.

Restricted Share Activity

A summary of the Company's restricted share activity for the years ended September 30, 2012 and 2011 is as follows:

	Restricted Shares	Weighted-Average Fair Value
Unvested restricted shares at September 30, 2010	973,167	9.73
Restricted shares granted	736,340	16.20
Restricted shares vested	(265,313)	9.77
Restricted shares canceled	(150,112)	12.06
Unvested restricted shares at September 30, 2011	1,294,082	13.13
Restricted shares granted	633,647	34.05
Restricted shares vested	(390,068)	12.53
Restricted shares canceled	(138,052)	15.70
Unvested restricted shares at September 30, 2012	1,399,609	22.51

13. Stockholders' Equity (Continued)

For the years ended September 30, 2012, 2011 and 2010, the Company recorded stock-based compensation of $12,117,000, $9,136,000, and $7,891,000, respectively. The total costs related to unvested awards, not yet recognized, as of September 30, 2012 was $27,136,000, which will be recognized over the weighted average vesting period of 27.5 months.

14. Fair Value Measurement

The Company measures and records in the accompanying consolidated financial statements certain liabilities at fair value on a recurring basis. Authoritative guidance issued by the FASB establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). On January 1, 2012, the Company adopted Accounting Standards Update 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFS*, which amended FASB ASC Topic 820, Fair Value Measurement. Adoption of the disclosure requirements did not have a material impact on our financial position or results of operations. The hierarchy consists of three levels:

Level 1 Quoted market prices in active markets for identical assets or liabilities;
Level 2 Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

As of September 30, 2012 and 2011, the Company had no Level 1 assets or liabilities measured at fair value. As of September 30, 2012 and 2011, the Company's liability for earn-outs related to the Network International, Truckcenter.com and Jacobs Trading Company acquisitions of $14,511,000 and $10,151,000, respectively, is the only liability measured at fair value on a recurring basis and is classified as Level 3 within the fair value hierarchy. The changes in liabilities measured at fair value for which the Company has used Level 3 inputs to determine fair value for the year ended September 30, 2012 are as follows ($ in thousands):

	Level 3 Liabilities
Balance at September 30, 2010	$ 2,805
Acquisition contingent consideration	11,684
Settlements	(4,338)
Balance at September 30, 2011	10,151
Acquisition contingent consideration	8,185
Settlements	(3,162)
Increase (decrease) of contingent consideration	(663)
Balance at September 30, 2012	$14,511

The Company did not have any Level 3 assets or liabilities prior to fiscal year 2010.

When valuing its Level 3 liability, the Company gives consideration to operating results, financial condition, economic and/or market events, and other pertinent information that would impact its

14. Fair Value Measurement (Continued)

estimate of the expected earn-out payment. The valuation procedures are primarily based on management's projection of EBITDA for the acquired businesses and applying a discount to the expected earn out payments to estimate fair value. Discount rates range from 2.0% to 9.7% and are based on the Company's cost of borrowing. Given the short-term nature of the earn-out periods, changes in the discount rate are not expected to have a material impact on the fair value of these liabilities. Because of the inherent uncertainty, this estimated value may differ significantly from the value that would have been used had a ready market for the liability existed, and it is reasonably possible that the difference could be material. Changes in fair value of the Company's Level 3 liabilities are recorded in Acquisition costs in the Consolidated Statements of Operations. As it relates to financial liabilities still held as of September 30, 2012, the Company reversed $6,989,000 of accrued contingent consideration into earnings for TruckCenter.com and recorded into earnings an additional $6,326,000 of contingent consideration for Jacobs Trading.

The Company's financial assets and liabilities not measured at fair value are cash and cash equivalents and the note payable that was issued as partial consideration for the Jacobs Trading acquisition. With respect to cash and cash equivalents (which includes cash and commercial paper with original maturities of less than 90 days), the Company believes the carrying value approximates fair value due to the short term maturity of these instruments. With respect to the note payable, the Company believes that the carrying value approximates fair value as the contractual interest rate approximates the current market rate. If such rate were to materially differ, the Company would calculate the fair value of the note payable by discounting the contractual cash flows at the then current market rate. This fair value measurement is Level 3 as the Company uses significant unobservable inputs and management judgment due to the absence of quoted market rates.

15. Defined Benefit Pension Plan

Certain employees of GoIndustry, which the Company acquired in July 2012, are covered by a qualified defined benefit pension plan.

The Company recognizes on a plan-by-plan basis the funded status of our postretirement benefit plans, with a corresponding noncash adjustment to accumulated other comprehensive income (loss), net of tax, in stockholders' equity. The funded status is measured as the difference between the fair value of the plan's assets and the benefit obligation of the plan.

15. Defined Benefit Pension Plan (Continued)

The net periodic benefit cost recognized for the year ended September 30, 2012, included the following components:

Qualified Defined Benefit Pension Plan

	2012 (in thousands)
Service cost	—
Interest cost	$ 269
Expected return on plan assets	(248)
Amortization of prior service cost	—
Amortization of actuarial (gain)/loss	—
Amortization of transitional obligation/(asset)	—
Total net periodic benefit cost	$ 21

The following table provides a reconciliation of benefit obligations, plan assets, and unfunded status related to the Company's qualified defined benefit pension plan, net periodic benefit cost recognized for the year ended September 30, 2012, included the following components:

Qualified Defined Benefit Pension Plan

	2012 (in thousands)
Change in benefit obligation	
Beginning balance	—
Acquisitions/divestitures	$24,263
Service cost	—
Interest cost	269
Benefits paid	(264)
Actuarial (gain)/loss	—
Plan amendments	—
Foreign currency exchange rate changes	838
Participants' contributions	—
Ending balance	$25,106

15. Defined Benefit Pension Plan (Continued)

Qualified Defined Benefit Pension Plan

	2012 (in thousands)
Change in plan assets	
Beginning balance at fair value	—
Acquisitions/divestitures	$17,795
Actual return on plan assets	820
Benefits paid	(264)
Employer's contributions	322
Participants' contributions	—
Foreign currency exchange rate changes	647
Ending balance at fair value	$19,320
Underfunded status of the plan	$(5,786)

The accrued pension liability of $5.8 million is recorded in Deferred taxes and other long-term liabilities in the Consolidated Balance Sheet. Because the plan is closed to new participants, the accumulated benefit obligation (ABO) is equal to the projected benefit obligation (PBO), and totals $25,106.

The amount recognized in other comprehensive loss related to the Company's qualified defined benefit pension plan, net of tax, for the year ended September 30, 2012, is shown in the following table:

Qualified Defined Benefit Pension Plan

	2012 (in thousands)
Accumulated OCI	
Accumulated OCI at beginning of year	—
New actuarial (gains)/losses	$(584)
Amortization of prior service cost	—
Amortization of actuarial (gain)/loss	—
Amortization of transitional obligation/(asset)	—
Amount recognized in earnings for settlement	—
Accumulated OCI at end of year	$(584)

Estimated amounts to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during 2013 based on September 30, 2012, plan measurements are $0.

The plan complies with the funding provisions of the UK Pensions Act 2004 and the Occupational Pension Schemes Regulations Act 2005. In 2013, the Company expects to contribute $1.7 million to the

15. Defined Benefit Pension Plan (Continued)

plan. In addition, the Company expects to make the following benefit payments to participants over the next 10 years:

	Pension Benefits
	(in thousands)
Year ending September 30,	
2013	$1,684
2014	1,684
2015	1,684
2016	1,684
2017	561
2018 through 2022	—
Total	$7,297

Actuarial Assumptions

The actuarial assumptions used to determine the benefit obligations at September 30, 2012, and to determine the net periodic benefit cost for the year were as follows:

Qualified Defined Benefit Pension Plan

	2012
Discount rate	4.40%
Expected return on plan assets	5.50%
Increases to non-GMP pensions in payment accrued pre 4/6/97	0.00%
Increases to non-GMP pensions in payment accrued post 4/6/97	2.30%
Rate of increases to deferred CPI linked benefits	2.30%
Rate of increases to deferred RPI linked benefits	3.00%

Mortality—95% of S1NxA tables, projected in line with 2009 CMI projection model and 1.0% pa long-term rate of improvement.

Fair Value Measurements

The investment policy and strategy of the plan assets, as established by the Trustees of the plan, strive to maximize the likelihood of achieving primary objectives of the investment policy established for the plan. The primary objectives are:

1) Funding—to ensure that the Plan is fully funded using assumptions that contain a modest margin for prudence. Where an actuarial valuation reveals a deficit, a recovery plan will be put in place which will take into account the financial covenant of the employer;

2) Stability—to have due regard to the likely level and volatility of required contributions when setting the Plan's investment strategy; and

15. Defined Benefit Pension Plan (Continued)

3) Security—to ensure that the solvency position of the Plan is expected to improve. The Trustees will take into account the strength of employer's covenant when determining the expected improvement in the solvency position of the Plan.

Assets were initially invested based on the target allocations stated below. The assets are allocated among equity investments and fixed income securities. The Trustees review the investment policy on an ongoing basis, to determine whether a change in the policy or asset allocation targets is necessary. The assets are not rebalanced and consisted of the following as of September 30, 2012:

	Target Allocation	Actual 2012
Equity securities:	70%	47%
Fixed-income securities	30%	52%
Cash equivalents	0%	1%
Total	100.0%	100.0%

The class of equity securities consists of one pooled fund whose strategy is to invest in approximately 70% UK company shares (domestic) and 30% international equity securities. The class of fixed-income securities consists of one pooled fund whose strategy is to invest in a limited number of government and corporate bonds.

The expected long-term rate of return for the plan's total assets is based on the expected returns of each of the above categories, weighted based on the current target allocation for each class. The Trustees evaluate whether adjustments are needed based on historical returns to more accurately reflect expectations of future returns.

The Company is required to present certain fair value disclosures related to its postretirement benefit plan assets, even though those assets are not included on the Company's Consolidated Balance Sheets. The following table presents the fair value of the assets of the Company's qualified defined benefit pension plan by asset category and their level within the fair value hierarchy, which has three levels based on reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets, Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

Balance as of September 30, 2012	Level 1	Level 2	Level 3	Total
		(in thousands)		
International equity	—	$ 9,115	—	$ 9,115
Fixed-income securities	—	10,055	—	10,055
Cash equivalents	$150	—	—	150
Total	$150	$19,170	—	$19,320

Valuation Techniques

The Company relies on pricing inputs from investment fund managers to value investments. The fund manager prices the underlying securities using independent external pricing sources, or determined according to approved pricing policies in circumstances where independent sources are not available.

16. Quarterly Results (Unaudited)

The following table sets forth for the eight most recent quarters the selected unaudited quarterly consolidated statement of operations data. The unaudited quarterly consolidated statement of operations data has been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data.

	Three months ended							
	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011(1)	Sept. 30, 2011(2)	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012
	(in thousands, except share and per share data)							
Revenue from continuing operations	$ 75,450	$ 89,413	$ 83,310	$ 79,205	$ 106,031	$ 125,724	$ 121,273	$ 122,275
Income before provision for income taxes from continuing operations	$ 3,773	$ 11,488	$ 12,454	$ 9,613	$ 16,260	$ 31,853	$ 25,289	$ 8,765
Income from continuing operations	$ 2,147	$ 6,158	$ 5,691	$ 6,683	$ 9,126	$ 18,762	$ 14,863	$ 5,545
Loss from discontinued operations(1)(2)	(764)	(1,099)	(6,747)	(3,557)	—	—	—	—
Net income (loss)	$ 1,383	$ 5,059	$ (1,056)	$ 3,126	$ 9,126	$ 18,762	$ 14,863	$ 5,545
Basic earnings (loss) per common share:								
From continuing operations	$ 0.08	$ 0.22	$ 0.20	$ 0.23	$ 0.30	$ 0.61	$ 0.48	$ 0.18
From discontinued operations	(0.03)	(0.04)	(0.24)	(0.12)	—	—	—	—
Basic earnings (loss) per common share	$ 0.05	$ 0.18	$ (0.04)	$ 0.11	$ 0.30	$ 0.61	$ 0.48	$ 0.18
Diluted earnings (loss) per common share:								
From continuing operations	$ 0.08	$ 0.22	$ 0.19	$ 0.22	$ 0.28	$ 0.57	$ 0.45	$ 0.17
From discontinued operations:	(0.03)	(0.04)	(0.23)	(0.12)	—	—	—	—
Diluted earnings (loss) per common share	$ 0.05	$ 0.18	$ (0.04)	$ 0.10	$ 0.28	$ 0.57	$ 0.45	$ 0.17
Basic weighted average shares outstanding	27,207,288	27,798,989	27,928,750	28,512,433	30,393,309	30,840,322	31,140,261	31,045,293
Diluted weighted average shares outstanding	28,291,022	28,068,461	29,440,811	30,527,438	32,382,518	32,778,428	33,183,165	32,788,205

(1) The Company recorded in discontinued operations an impairment charge of $16.6 million related to goodwill from the Company's UK operations and a worthless stock deduction benefit of $9.2 million.

(2) The Company recorded in income from discontinued operations currency translation adjustment losses of $0.8 million related to its investment in its UK subsidiary.

17. Subsequent Event

Acquisitions—National Electronic Service Association (NESA)

On November 1, 2012, the Company acquired the assets of National Electronic Service Association (NESA) in an all cash transaction. The acquisition price included an upfront cash payment of approximately $18,300,000 and an earn-out payment. Under the terms of the agreement, the earn-out is based on EBITDA earned by NESA during the 36-48 months after closing. The Company's estimate of the fair value of the earn-out as of the date of acquisition was $17.8 million. NESA is a Canadian provider of returns management, refurbishment and reverse logistics services for high-value consumer products. NESA provides expertise and focused services to Fortune 1000 companies in the management of Consumer Electronics, Telecommunications, and Information Technology products. The Company has not yet prepared the preliminary purchase price allocation given the proximity of the transaction to the date of this filing.

Subordinated Note

In conjunction with the Jacobs Trading acquisition during 2011, the Company issued a $40,000,000 seller subordinated 5% unsecured note. The note was repaid subsequent to September 30, 2012.

LIQUIDITY SERVICES, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

	Balance at beginning of period	Charged to expense	Reductions	Balance at end of period
Deferred tax valuation allowance (deducted from net deferred tax assets)				
Year ended September 30, 2010	$1,495	$ 857	$619	$1,733
Year ended September 30, 2011	1,733	1,608	—	3,341
Year ended September 30, 2012	3,341	1,217	—	4,558
Allowance for doubtful accounts (deducted from accounts receivable)				
Year ended September 30, 2010	$ 613	$ 34	$319	$ 328
Year ended September 30, 2011	328	290	104	514
Year ended September 30, 2012	514	962	228	1,248
Inventory allowance (deducted from inventory)				
Year ended September 30, 2010	$ 500	$ 512	—	$1,012
Year ended September 30, 2011	1,012	194	216	990
Year ended September 30, 2012	990	1,584	—	2,574

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Purchase Agreements, dated as of April 5, 2008 and April 6, 2008, by and between Liquidity Services, Inc., and its wholly-owned subsidiary, Liquidity Services, Ltd., on the one hand, and David Mark Jacobs, Simon Jacobs, Darren Lee Innocent and Darren Malcolm Dorrington, on the other, incorporated herein by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008.
2.2	Agreement and Plan of Merger, dated June 8, 2010, by and among Liquidity Services, Inc., Leon Kennedy Acquisition Corp., Network International, Inc. and Eton Venture Services, Ltd. Co. incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2010.
2.3	Asset Purchase Agreement, dated May 24, 2011, among Youk Acquisition Partners, LLC, TruckCenter.com, LLC, Corey P. Schlossmann, Samantha Schlossmann, Jessica Schlossmann and Katie Schlossmann, incorporated herein by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2011.
2.4	Asset Purchase Agreement dated as of September 1, 2011, among Liquidity Services, Inc., Profar Acquisition Partners, LLC and Jacobs Trading, LLC, incorporated herein by reference to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2011.
2.5	Scheme of Arrangement dated May 23, 2012 relating to a cash acquisition by Liquidity Services Limited of GoIndustry-DoveBid plc effected under Part 26 of the United Kingdom Companies Act of 2006.
2.6	Asset Purchase Agreement, dated as of November 1, 2012, among Liquidity Services Canada Ltd., 683949 Ontario Limited, Dominic Renda Holdings Incorporated, Chiku Holdings Ltd., Dominic Renda and Pankaj Dave.
3.1	Fourth Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
3.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
4.1	Form of Certificate of Common Stock of the Company, incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 21, 2006.
4.2	Registration Rights Agreement, dated September 3, 2004, by and between the Company and ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
10.1	Defense Logistics Agency, Surplus Commercial Property, Defense Reutilization and Marketing Service, Invitation for Bids, No. 99-0001, December 2000, incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.

Exhibit No.	Description
10.2	Defense Logistics Agency, Multi-Year Sale of Surplus Scrap Material at Locations Nationwide, Defense Reutilization and Marketing Service, Invitation for Bids, No. 99-4001, December 7, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.
10.3.1	Executive Employment Agreement, dated September 2, 2004, between the Company and William P. Angrick, III, incorporated herein by reference to Exhibit 10.3.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.3.2	Amendment to Executive Employment Agreement between the Company and William P. Angrick, III, dated January 26, 2006, incorporated herein by reference to Exhibit 10.3.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.3.3	Amendment to Executive Employment Agreement between the Company and William P. Angrick, III, dated January 9, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 16, 2007.#
10.4.1	Executive Employment Agreement, dated September 2, 2004, between the Company and Jaime Mateus-Tique, incorporated herein by reference to Exhibit 10.4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.4.2	Amendment to Executive Employment Agreement between the Company and Jaime Mateus-Tique, dated January 25, 2006, incorporated herein by reference to Exhibit 10.4.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.5.1	Executive Employment Agreement, dated January 27, 2005, between the Company and James M. Rallo, incorporated herein by reference to Exhibit 10.6.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.5.2	Amendment to Executive Employment Agreement between the Company and James M. Rallo, dated January 25, 2006, incorporated herein by reference to Exhibit 10.6.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.5.3	Amendment to Executive Employment Agreement between the Company and James M. Rallo, dated February 23, 2012, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 29, 2012.#
10.6.1	Executive Employment Agreement, dated June 13, 2001, between Government Liquidation.com, LLC and Thomas Burton, incorporated herein by reference to Exhibit 10.7.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.6.2	Amendment to Executive Employment Agreement between Government Liquidation.com, LLC and Thomas Burton, dated January 25, 2006, incorporated herein by reference to Exhibit 10.7.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

Exhibit No.	Description
10.7.1	Executive Employment Agreement, dated November 11, 2005, between the Company and James E. Williams, incorporated herein by reference to Exhibit 10.8.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.7.2	Amendment to Executive Employment Agreement between the Company and James E. Williams, dated January 26, 2006, incorporated herein by reference to Exhibit 10.8.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.8	Executive Employment Agreement, dated October 15, 2007, between the Company and Eric C. Dean, incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed with the SEC on December 7, 2007.#
10.9	Executive Employment Agreement, dated August 25, 2008, between the Company and G. Charles Roy, incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 8, 2008.#
10.10	2005 Stock Option and Incentive Plan, incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.#
10.11	2006 Omnibus Long-Term Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2009.#
10.12	Form of Indemnification Agreement for directors and officers, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#
10.13.1	Amendment to Commercial Venture II (CV-II) (Sales Contract Number 99-0001-0002), dated as of September 12, 2006, between Surplus Acquisition Venture, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 13, 2006.
10.13.2	Supplemental Agreement, dated as of May 13, 2008, relating to Commercial Venture II (CV-II) (Sales Contract Number 99-0001-0002) between Surplus Acquisition Venture, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008.
10.13.3	Notice of Termination of Commercial Venture II (CV-II) (Sales Contract Number 99-0001-0002), incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 5, 2008.
10.13.4	Supplemental Agreement 18 (Sales Contract Number 99-0001-0002), incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2008.
10.14	LSI Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 9, 2006.
10.15	Form of Notice of Stock Option Grant, incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2006.#

Exhibit No.	Description
10.16	Amendment No. 1 to Sales Contract Number 99-4001-0004, dated as of May 21, 2007, between DOD Surplus, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 29, 2007.
10.17	Amendment No. 2 to Sales Contract Number 99-4001-0004, dated as of May 21, 2007, between DOD Surplus, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 29, 2007.
10.18	Surplus Usable Property Sales Contract (Sales Contract Number 08-0001-0001) between Liquidity Services, Inc. and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 6, 2008.
10.19	Supplemental Agreement 1 (Sales Contract Number 08-0001-0001), incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2009.
10.20	Supplemental Agreement No. 6 relating to Surplus Usable Property Sales Contract (Sales Contract Number 08-0001-0001) between Liquidity Services, Inc. and the Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2012.
10.21	Form of Notice of Restricted Stock Grant, incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed with the SEC on December 8, 2008.#
10.22	Financing and Security Agreement, dated April 30, 2010, by and between Liquidity Services, Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.23	First Amendment to Financing and Security Agreement dated as of September 1, 2011 between Liquidity Services, Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2011.
10.24	Second Amendment to Financing and Security Agreement dated as of March 13, 2012 between Liquidity Services, Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 16, 2012.
10.25	Revolving Credit Note, dated April 30, 2010, issued by Liquidity Services, Inc. to Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.26	Amended and Restated Revolving Credit Note, dated March 13, 2012, issued by Liquidity Services, Inc. to Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 16, 2012.
10.27	Guaranty of Payment Agreement, dated April 30, 2010, by GovDeals, Inc. for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.

Exhibit No.	Description
10.28	Security Agreement, dated April 30, 2010, by GovDeals, Inc. for the benefit of Bank of America., N.A., incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.29	Pledge, Assignment and Security Agreement (GovDeals), dated April 30, 2010, by Liquidity Services, Inc. for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.30	Guaranty of Payment Agreement, dated April 30, 2010, by Surplus Acquisition Venture, LLC for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.31	Security Agreement, dated April 30, 2010, by Surplus Acquisition Venture, LLC for the benefit of Bank of America., N.A., incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.32	Pledge, Assignment and Security Agreement (Surplus Acquisition Venture), dated April 30, 2010, by Liquidity Services, Inc. for the benefit of Bank of America, N.A., incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2010.
10.33	Shareholders' Agreement dated as of September 1, 2011 among Liquidity Services, Inc., Jacobs Trading, LLC, WGD, Inc., Irwin L. Jacobs and Howard Grodnick, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2011
10.34	Supplemental Agreement to Contract for Multi-Year Sale of Surplus Scrap Material at Locations Nationwide (Contract Number 99-4001-0004), dated as of September 22, 2011, between Liquidity Services, Inc. and the Defense Logistics Agency Disposition Services, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 26, 2011.
10.35	Master Merchandise Salvage Contract between Profar Partners, LLC and Wal-Mart Stores, Inc., incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed with the SEC on December 9, 2011.
10.36	Letter from DLA Disposition Services, dated November 5, 2012, relating to Contract for Multi-Year Sale of Surplus Scrap Material at Locations Nationwide (Contract Number 99-4001-0004), effective as of June 9, 2005 between the Company and DLA Disposition Services, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 7, 2012.
21	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Registrant's Annual Report on Form 10-K for the year ended September 30, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

Designates management or compensation plans.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on November 29, 2012.

LIQUIDITY SERVICES, INC.

By: /s/ William P. Angrick, III

William P. Angrick, III
Chairman of the Board of Directors
and Chief Executive Officer

We, the undersigned directors and officers of Liquidity Services, Inc., hereby severally constitute William P. Angrick, III and James E. Williams, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on November 29, 2012.

Signature	Title
/s/ William P. Angrick, III William P. Angrick, III	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ James M. Rallo James M. Rallo	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ Jaime Mateus-Tique Jaime Mateus-Tique	Director
/s/ Phillip A. Clough Phillip A. Clough	Director
/s/ Patrick W. Gross Patrick W. Gross	Director
/s/ Franklin D. Kramer Franklin D. Kramer	Director
/s/ David A. Perdue, Jr. David A. Perdue, Jr.	Director
/s/ George H. Ellis George H. Ellis	Director

Corporate **Information**

EXECUTIVE OFFICERS










William P. **ANGRICK, III**
Co-founder, Chairman of the Board of Directors and CEO

James M. **RALLO**
CFO and Treasurer

Thomas B. **BURTON**
Executive Vice President, President Capital Assets Group

Cayce **ROY**
Executive Vice President, President, Retail Supply Chain Group

Holger **SCHWARZ**
Executive Vice President, EMEA & APAC Capital Assets Group

James E. **WILLIAMS**
Vice President, General Counsel and Corporate Secretary

Ben **HANNA**
Vice President, Marketing Strategy and Communication

Mike **LUTZ**
Vice President, Human Resources

BOARD OF DIRECTORS

William P. **ANGRICK, III**
Chairman of the Board

Phillip A. **CLOUGH**
Director

George H. **ELLIS**
Director

Patrick W. **GROSS**
Director

Franklin D. **KRAMER**
Director

Jaime **MATEUS-TIQUE**
Director

David A. **PERDUE**
Director

ADDITIONAL INFORMATION

INVESTOR RELATIONS
Julie **DAVIS**
Director of Investor Relations
Phone: (202) 558-6234
julie.davis@liquidityservicesinc.com

CORPORATE SECRETARY
James **WILLIAMS**
Vice President, General Counsel and Corporate Secretary

STOCK TRANSFER AGENT
Computer Share Trust Company, N.A.
PO Box 43010
Providence, RI 02940-3010
Phone: (781) 575-4238
www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young, LLP
8484 Westpark Drive
McLean, VA, 22102
Phone: (703) 747-1000

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Liquidity Services, Inc, the Russell 2000 Index, the S&P Smallcap 600 Index, and a Peer Group



$500
$400
$300
$200
$100
LIQUIDITY SERVICES, INC.
RUSSELL 200
S&P SMALLCAP 600
BUSINESS SERVICES
9/07
3/08
9/08
3/09
9/09
3/10
9/10
3/11
9/11
3/12
9/12

*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

STOCK INFORMATION

Liquidity Services, Inc. is publicly traded on the NASDAQ Global Market under the ticker symbol **LQDT**.

Our leading marketplaces and teams in **25 countries** uniquely support the needs of global organizations



Liquidity Services Inc.

CORPORATE HEADQUARTERS

1920 L St. NW, 6th Floor
Washington, DC 20036

U.S.: *+1 800 310 4604*
Int'l: *+1 202 467 6868*
www.liquidityservicesinc.com
NASDAQ: ***LQDT***

Liquidation.com

Commercial Surplus Retail Assets

Government Liquidation

Federal Surplus Assets

GovDeals

State and Local Government Surplus Assets



Network
INTERNATIONAL

Commercial and Energy Capital Assets



GoIndustry
DoveBid

Commercial and Manufacturing Capital Assets



TruckCenter.com

Transportation and Fleet Capital Assets